As filed with the Securities and Exchange Commission on June 25, 2021

File No: 812-15186

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In The Matter of

PUBLIC SECTOR PENSION INVESTMENT BOARD
1250 Réne-Lévesque Boulevard West, Suite 1400
Montréal, Québec H3B 5EP
Canada

APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING APPLICANTS FROM ALL PROVISIONS OF THAT ACT, INCLUDING FROM RULE 3a-5(b)(2) AND RULE 3a-5(b)(3), AND PURSUANT TO SECTION 12(D)(1)(J) GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THAT ACT

Written or oral communications regarding
this Application should be addressed to:

Brian M. Kaplowitz, Esq. Carla G. Teodoro, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 212-839-5370 (phone) bkaplowitz@sidley.com cteodoro@sidley.com	or	Mélanie Bernier Public Sector Pension Investment Board 1250 Réne-Lévesque Boulevard West Suite 1400 Montréal, Québec H3B 5EP Canada 1-514-937-2772 (phone)
This document consists of 91 pages

TABLE OF CONTENTS

Page

I. Executive Summary	1
II. Legal Status of Applicant	3
A.Pension Plan Investment Manager Established by the Crown	3
B.The Role of the Canadian Government	6
III. Description of Proposed Issuance of Debt Securities	9
IV. Conditions	11
V. Applicable Law and Legal Analysis	13
A.Section 3(a)(1)(C) of the 1940 Act	13
B.Additional Supporting Arguments	13
C.Section 6(c) Standards	16
VI. Conclusion	23
VII. Procedural Matters	24
A.Authorization Required by Rule 0-2 under the 1940 Act	24
B.Name and Address	24

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

___________________________

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING FOLLOWING ENTITIES FROM ALL PROVISIONS OF THAT ACT, INCLUDING FROM RULE 3a-5(b)(2) AND RULE 3a-5(b)(3), AND PURSUANT TO SECTION 12(d)(1)(J) GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THAT ACT.
___________________________

In the matter of application of

PUBLIC SECTOR PENSION INVESTMENT BOARD
PSP CAPITAL, INC.
and the subsidiaries listed on Exhibit A

I.	Executive Summary

Public Sector Pension Investment Board (“Applicant” or “PSPIB”), a Canadian Crown corporation, and each other applicant named on Exhibit A hereto (together, the “Applicants”),1 hereby request an order of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting each Applicant from all the provisions of the 1940 Act, and the rules and regulations thereunder, including from Rule 3a-5(b)(2) and Rule 3a-5(b)(3),  and pursuant to Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

[1]
In addition to the foregoing list of Applicants, references in this Application to “Applicant” include subsidiaries of PSPIB that may be formed in the future (“Future Applicants”).  Future Applicants consist of: (i) entities formed to similarly invest amounts held on behalf of the Plans, and which entities would require relief from the Act on the same basis, and from the same provisions, that PSPIB requires relief from the Act (“Future Investing Applicants”); and (ii) entities formed to serve as finance subsidiaries in a similar capacity as PSP Capital, and which entities would require relief from the Act, including from Rule 3a-5(b)(2) and Rule 3a-5(b)(3), on the same basis as PSP Capital (“Future Finance Subsidiary Applicants”).  Further, where the context requires, references in this Application to “Applicant” and the relief that Applicant is seeking hereunder include references to PSPIB and each other Applicant.   Other than the other classes of entities that may seek to relief on the relief granted pursuant to Section 12(d)(1)(J) (as described herein), PSPIB, PSP Capital and the other Applicants listed on Exhibit A are the only entities that presently intend to rely on the requested order. Any PSPIB subsidiary that is formed in the future and relies on the requested order will comply with the terms and conditions of this Application.

PSPIB was established to manage the amounts transferred to it by the Government of Canada (the “Canadian Government”) equal to the net contributions since April 1, 2000 for the pension plans (the “Plans”) of the Canadian Forces, the Public Service, the Royal Canadian Mounted Police (the “RCMP”) and, since March 1, 2007, the Reserve Force, in the best interests of the contributors and beneficiaries of such Plans.  Such amounts transferred to PSPIB are invested by PSPIB and other Applicants with a view of achieving a maximum rate of return, without undue risk of loss, having regard to the funding, policies and requirements of the Plans and the ability of those Plans to meet their financial obligations.  Pursuant to the Superannuation Acts (as defined below), the legislation governing the Plans, Her Majesty In Right of Canada (the “Crown”) may at any time call upon the net assets managed by PSPIB for amounts required for the purpose of paying benefits under a Plan or for the purpose of reducing any non-permitted surplus of such Plan.

PSP Capital, Inc. (“PSP Capital”), a wholly-owned finance subsidiary of PSPIB organized under the laws of Canada, issues both commercial paper and medium-term notes to qualified investors in Canada, and in jurisdictions other than Canada (excluding the United States) under a Canadian commercial paper program and a Canadian medium-term note program.  PSP Capital also issues commercial paper to investors in the United States under a U.S. commercial paper program. None of PSPIB, PSP Capital, or any other Applicant is authorized to act as a “bank” (as defined in the 1940 Act) and, as such, does not accept deposits and/or any demand deposits from the public.

Each  Applicant that manages Investments invests the amounts transferred to it (and investment income thereon) in, among other things: (i) capital markets; (ii) real estate; (iii) private equity; (iv) infrastructure; (v) natural resources; (vi) credit investments (both debt offerings and loans to third-party borrowers); and (vii) fixed income.  The foregoing investments (the “Investments”) are held either directly by PSPIB or indirectly through one or more wholly-owned subsidiaries, 2 including certain other Applicants.  Certain of the Investments could be considered “investment securities” as defined in the 1940 Act and any Applicant over 40% of whose assets consist of such “investment securities” might be viewed as an “investment company” under 3(a)(1)(C) of the 1940 Act. Applicants therefore submit this Application to prevent uncertainty as to their status under the 1940 Act.

Applicants submit that, for this reason, and because granting this application (the “Application”) is appropriate in the public interest and consistent with the protection of investors, Applicants hereby respectfully request an order for exemption under Section 6(c) of the 1940 Act.

[2]
Except for those subsidiaries whose primary purpose is to finance the operations of Applicant (such as PSP Capital), all of the wholly-owned subsidiaries of Applicant that are named as Applicants hereunder (i) were created to hold Investments, including Investments that are not “securities” within the meaning of the 1940 Act, or (ii) are operating entities that house employees and other operations, or provide advisory services.  There also are certain existing non-Applicant subsidiaries that are not seeking to rely on the proposed relief to be granted under the Order.  Such non-Applicant subsidiaries include those that (i) hold Investments, including Investments that are not “securities” within the meaning of the 1940 Act, (ii) are operating entities that house employees and other operations, or provide advisory services, or (iii) are dormant.

In connection with the exemptive relief sought hereunder, as a corollary to Applicants no longer being subject to the restrictions of Section 12(d)(1) imposed by Section 3(c)(7)(D), this Application requests, pursuant to Section 12(d)(1)(J), that any registered open-end investment company (the “acquired company”), any principal underwriter therefor, or any broker or dealer that sells or otherwise disposes of any security issued by the acquired company to an Applicant, be permitted to sell or otherwise dispose of any security issued by the acquired company to Applicant notwithstanding the prohibitions thereon in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act; provided, that such entities comply with the applicable terms and conditions of the Order.

Further, while an Order issued under Section 6(c) would exempt Applicants from registration under the 1940 Act, in the absence of specific relief from Rule 3a-5, such an Order would not expressly permit (i) PSPIB to be treated as a “parent company” and (ii) each qualifying subsidiary of PSPIB to be treated as a “company controlled by a parent company”, in each case within the meaning of Rule 3a-5.  Applicants therefore request specific relief (i) from Rule 3a-5(b)(2) to treat PSPIB as a “parent company,” and (ii) from Rule 3a-5(b)(3) to treat each other subsidiary of PSPIB as a “company controlled by a parent company” for purposes of Rule 3a-5, notwithstanding reliance on the requested Order.  This relief would permit PSP Capital to invest in, or make loans to, PSPIB and its subsidiaries within the meaning of the Rule.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act.

II.	Legal Status of Applicant

A.	Pension Plan Investment Manager Established by the Crown

(1)  Background and Mandate

PSPIB is a Canadian Crown corporation that was established under the Public Sector Pension Investment Board Act (the “PSPIB Act”), which is an Act of Parliament that received royal assent in 1999.  PSPIB was established under the PSPIB Act to manage the amounts transferred to it by the Canadian Government equal to the net contributions since April 1, 2000 for the Plans of the Canadian Forces, the Public Service, the RCMP and, since March 1, 2007, the Reserve Force in the best interests of the contributors and beneficiaries of such Plans (the “Mandate”); such amounts transferred to PSPIB are invested by PSPIB and, in turn, certain other Applicants,3 with a view of achieving a maximum rate of return, without undue risk of loss, having regard to the funding, policies and requirements of the Plans and the ability of those Plans to meet their financial obligations. In accordance with the PSPIB Act, the costs associated with the operation of the Board are paid out of the respective funds established for the Plans (the “Funds”).  The President of the Treasury Board determines from which Funds the costs are paid, but no amount is taken out of the relevant Funds without consulting the respective responsible Ministers.

[3]
With the exception of PSP Capital and any Future Finance Subsidiary Applicants, all Applicants (including Future Investing Applicants) (i) were created to hold Investments, including Investments that are not “securities” within the meaning of the 1940 Act, or (ii) are operating entities that house employees and other operations, or provide advisory services.  There also are certain existing non-Applicant subsidiaries that are not seeking to rely on the proposed relief to be granted under the Order.  Such non-Applicant subsidiaries (i) hold Investments, including Investments that are not “securities” within the meaning of the 1940 Act, (ii) are operating entities that house employees and other operations, or provide advisory services, or (iii) are dormant.

Pursuant to the Public Service Superannuation Act (the “Public Service Superannuation Act”) that governs the Funds with respect to the Public Service Plan, the Canadian Forces Superannuation Act (the “Canadian Forces Superannuation Act”) that governs the Funds with respect to the Canadian Armed Forces and Reserve Forces Plans, and the Royal Canadian Mounted Police Superannuation Act (the “RCMP Superannuation Act” and, together with the Public Service Superannuation Act and the Canadian Forces Superannuation Act, the “Superannuation Acts”) that govern the Funds with respect to the Plans, the Crown may at any time call upon the net assets managed by PSPIB for amounts required for the purpose of paying benefits under a Plan.

The Public Sector Pension Investment Board Regulations (the “Regulations”) are regulations made under the PSPIB Act that set forth specific investment restrictions and other regulations governing the day-to-day activities of PSPIB and, in certain circumstances, the other Applicants.  In addition, the Regulations govern the form and content of PSPIB’s Annual Report.

The Regulations are approved by the Governor in Council on the recommendation of the President of the Treasury Board of Canada (the “Treasury Board”).  The Treasury Board is responsible for accountability and ethics, financial, personnel and administrative management, comptrollership, approving regulations and most Orders-in-Council. The Governor in Council, or Governor-General of Canada, is the federal representative of the Crown; the Governor in Council enacts regulations through Cabinet representatives and committees of the Cabinet.  The President of the Treasury Board is a ministerial position in the Canadian Cabinet.  The formal role of the President is to chair the Treasury Board. The President of the Treasury Board carries out the responsibility for the management of the government by translating the policies and programs approved by Cabinet into operational reality and by providing departments with the resources and the administrative environment they need to do their work. The Treasury Board has an administrative arm, the Treasury Board Secretariat.

The Board of Directors of Applicant (the “Board of Directors” or the “Board”) approves, and annually reviews, the Statement of Investment Policies, Standards and Procedures (the “SIPP”), which is required pursuant to the Regulations and which governs Applicant’s allocation of assets.  The SIPP also addresses matters such as categories of investments and loans, risk management and diversification, liquidity of investments, pledging of assets, permitted borrowings and leverage, securities lending and borrowing, valuation of investments, and proxy voting and responsible investment.   The Board manages or supervises the management of the business and affairs of PSPIB subject to the PSPIB Act.

Pursuant to the PSPIB Act, PSPIB is responsible for managing amounts that are transferred to it in the best interests of the contributors and beneficiaries of the Plans and the amounts are to be invested with a view to achieving a maximum rate of return without undue risk of loss, having regard to the funding, policies and requirements of the Plans and their ability to meet their financial obligations.

(2)  Crown Ownership

The capital of PSPIB consists of ten shares that are issued to the President of the Treasury Board to be held on behalf of the Crown.4   No other person holds any equity securities of PSPIB.

(3)  Operations

PSPIB conducts its activities directly and indirectly through direct or indirect wholly-owned subsidiaries which are primarily organized under the laws of Canada (each, a “Subsidiary”).  Each of the other Applicants named herein is a Subsidiary of PSPIB.  Most Subsidiaries5 are organized primarily to invest in and hold particular types of assets.  Each Applicant invests the amounts transferred to it (and investment income thereon) in, among other things: (i) capital markets; (ii) real estate; (iii) private equity; (iv) infrastructure; (v) natural resources; (vi) credit investments; and (vii) fixed income (subclauses (i) through (vii), the “Investments”).  Each Applicant is subject to limits and controls as to the Investments that it can make by the Regulations and the SIPP.  To avoid undue influence, each Applicant’s Investments and financing are made independently from the Government of Canada (and, in that regard, PSPIB and each other Applicant operates at arm’s length from the Government of Canada and is not an agent of the Crown).

PSPIB and/or the relevant Subsidiary manage many Investments directly.  In certain circumstances, PSPIB, including the relevant Subsidiary, hires a third-party manager to manage a particular Investment or Investments, provided that such third-party manager remains accountable to PSPIB or such relevant Subsidiary with respect to its management of the relevant Investment.

PSP Capital is a company incorporated under the Canada Business Corporations Act whose primary purpose is to finance the business operations of PSPIB and/or companies controlled by PSPIB.  In particular, PSP Capital provides PSPIB with outside financing to assist with its management of the Investments.  As described above, PSPIB, through PSP Capital, issues both commercial paper and medium-term notes to qualified investors in Canada, and in jurisdictions other than Canada (excluding the United States) under a Canadian commercial paper program and a Canadian medium-term note program.  PSP Capital issues commercial paper to investors in the United States under a U.S. commercial paper program.  The commercial paper issued in the United States has a maturity of 397 days or less. The proceeds are remitted to PSPIB or a Subsidiary (that is also an Applicant) to be used in furtherance of the purposes of PSPIB or such Subsidiary.

PSP Capital or another Future Finance Subsidiary Applicant also proposes to issue in the future, unsecured, unsubordinated debt securities (the “Debt Securities”) having a longer maturity.  Such Debt Securities to be offered in the future will rank pari passu among themselves and with all other unsecured and unsubordinated indebtedness for borrowed money of PSP Capital or such other Future Finance Subsidiary Applicant, subject to applicable law.

[4]	By statute, these shares of PSPIB are non-transferable, carry no right to vote and carry no right to receive dividends.

[5]
Except for (i) subsidiaries whose primary purpose is to finance the operations of Applicant (such as PSP Capital), (ii) subsidiaries which are operating entities that house employees and other operations, or provide advisory services, or (iii) are dormant.

To the extent that PSP Capital or any other Future Finance Subsidiary Applicant issues Debt Securities to the public in the United States, PSPIB will unconditionally guarantee (“Guarantee”) such Debt Securities if required by law at such time.  Any such Guarantee will be an unsecured and unsubordinated obligation of PSPIB and rank senior to amounts that become due from PSPIB to the Plans and pari passu with all other unsecured and unsubordinated indebtedness for borrowed money of PSPIB, subject to applicable law.  Under the terms of the offerings of the Debt Securities, PSP Capital or such other Future Finance Subsidiary Applicant would be required to make payments on the Debt Securities (1) at the stated maturity, and/or (2) by declaration of acceleration, call for redemption or otherwise.  PSPIB would make “the due and punctual payment of the principal of and any premium and interest” on the Debt Securities to the extent that PSP Capital or such other Future Finance Subsidiary Applicant does not do so.  There are no other conditions or limitations on the requirement that PSPIB honor such Guarantee.

Each such offering and sale would be made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 (the “Securities Act”) and would provide PSPIB with an alternate source of funding to supplement its borrowing in Canadian and non-U.S. international capital markets.  It is currently envisaged that PSP Capital or any such other Future Finance Subsidiary Applicant would use the net proceeds from any offering and sale of Debt Securities to make loans to PSPIB and other Subsidiaries.  PSPIB and Subsidiaries would generally use such loan proceeds to finance their business operations, including for general corporate business purposes.

B.	The Role of the Canadian Government

(1)  Appointment and Function of PSPIB’s Board of Directors

PSPIB’s governance framework is outlined in the PSPIB Act, and includes PSPIB’s mandate, the responsibilities of its Board and its accountability to the Canadian Government and to pension plan contributors and beneficiaries.

In accordance with the PSPIB Act, PSPIB’s operations and activities are overseen by a Board of Directors, which is currently composed of 10 members, including the Chair. Pursuant to the PSPIB Act, each Director is formally appointed by the Governor in Council upon  recommendation of the President of the Treasury Board following a process run by an external nominating committee (the “External Nominating Committee”) established by the President of the Treasury Board.  Pursuant to the PSPIB Act, the External Nominating Committee consist of eight members appointed as follows: (a) an independent chairperson appointed by the President of the Treasury Board after consulting with the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness, (b) two members appointed by the President of the Treasury Board, after recommendations from the advisory committee under the Public Service Superannuation Act, (c) one member appointed by the President of the Treasury Board who is in receipt of a pension under any of the Superannuation Acts; (d) two members appointed by the Minister of National Defence after recommendations from the advisory committee under the Canadian Forces Superannuation Act; and (e) two members appointed by the Minister of Public Safety and Emergency Preparedness after recommendations from the advisory committee under the RCMP Superannuation Act.

Currently, candidates for directorship are chosen from a list of Canadian residents proposed by an External Nominating Committee, and are appointed for terms not exceeding four years (subject to reappointment).  No Canadian government employees, members of the Senate or House of Commons of Canada, or members of a provincial legislature may serve on PSPIB’s Board of Directors.

The External Nominating Committee operates separately from the President of the Treasury Board, and the Treasury Board of Canada Secretariat.  The appointment process is designed to ensure that the Board has a full contingent of high-calibre directors with proven financial ability and relevant work experience.  The Governor in Council may only remove or dismiss a director for cause.

The Board of Directors perform three vital functions:

•	Decision-making: The PSPIB Act provides for a number of decisions that cannot be delegated to management; where appropriate, the Board makes such decisions with advice from management;

•	Oversight: Supervising the management and overseeing risks of PSPIB;

•	Insight: Advising management on matters such as markets, strategy, stakeholder relations, human resources and risks.

The Board’s specific responsibilities include:

•	Determining the organization’s strategic direction in collaboration with senior management;

•	Electing and appointing the President and CEO and annually reviewing his or her performance;

•	Reviewing and approving the SIPP on an annual basis;

•	Approving a Risk Appetite Statement and ensuring that effective enterprise, investment and operations risk management policies are in place;

•	Approving benchmarks for performance management and incentive compensation purposes;

•	Establishing and monitoring compliance with code of conduct for directors and employees;

•	Setting the compensation policy for employees;

•	Approving human resources and compensation policies, and establishing appropriate performance evaluation processes for Board members, the President and CEO, and other senior management members;

•	Approving quarterly and annual financial statements for PSPIB.

Terms of reference for the Board, its committees and the Board and Committee Chairs are approved by the Board and are regularly reviewed.

The Board fulfills its obligations directly and through four standing committees:

•	Investment and Risk Committee: Oversees Applicant’s investment and risk function.

•	Audit Committee: Reviews financial statements and the adequacy and effectiveness of internal control systems, and oversees the internal audit function.

•
Governance Committee: Monitors the effectiveness of the Board, reviews related policies, and oversees responsible investment and compliance matters including the application of the Code of Conduct of PSPIB.

•
Human Resources and Compensation Committee: Ensures policies and procedures are in place to manage the human resources function efficiently and effectively, and to offer all employees fair and competitive compensation aligned with performance and risk targets.

PSPIB reports to the Ministers6 responsible for the Plans through its quarterly financial statements and annual report.  The annual report must be made available to contributors of the Plans and is tabled in each House of Parliament (Commons and Senate) by the President of the Treasury Board, although PSPIB is not required to table its operating and capital budgets in Parliament.

The President and CEO of PSPIB, and the Chair of the Board, are required to meet once a year with advisory committees7 appointed to oversee the Plans and PSPIB is required to hold an annual public meeting.  In the execution of its statutory Mandate, PSPIB also communicates on an ongoing basis with the Chief Actuary (part of an independent unit of the Office of the Superintendent of the Financial Institutions Canada), the Treasury Board Secretariat and other Canadian Government officials.  Currently, the Auditor General of Canada and Deloitte LLP serve as PSPIB’s joint external auditors.  A special examination is required to be conducted at least once every 10 years.

[6]
The Minister of National Defence is responsible for the Plans of the Canadian Forces and the Reserve Force.  The Minister of Public Safety and Emergency Preparedness is responsible for the RCMP Plan.  The President of the Treasury Board is responsible for the Public Service Plan.

[7]
An Advisory Committee is appointed by each of the RCMP Plan, the Public Service Plan and the Canadian Forces and Reserve Forces Plans (three in total) to oversee, among other things, governance and operational matters related to the relevant Plan.

III.	U.S. and Global Issuances of Debt Securities

As described above, PSPIB has in the past offered and sold in the United States Debt Securities under a commercial paper program from time to time through PSP Capital.  Such prior offerings and sales have been made by PSP Capital in reliance on Section 3(c)(7) of the 1940 Act and have required that PSP Capital implement certain market convention procedures to facilitate its ability to rely on Section 3(c)(7).  PSP Capital has recently established a Global Medium-Term Note Program and has launched one offering relying on Section 3(c)(7) which is scheduled to close at the end of June 2021, subject to market conditions.  PSP Capital will only issue in the future securities in reliance on Section 3(c)(7) to the extent that the relief sought in the Application is not granted, or has not yet been granted by the time that a future issuance is commenced (including the commencement of drafting of offering materials and preparation of offering procedures related thereto).

PSP Capital seeks to rely on Rule 3a-5 of the 1940 Act with respect to its future offering of Debt Securities and, in turn, its loans of the proceeds of such offerings to PSPIB and companies controlled by PSPIB.  However, notwithstanding the issuance of an Order, PSPIB and PSP Capital still would need specific relief from Rule 3a-5(b)(2) and Rule 3a-5(b)(3), as a 6(c) Order would not expressly permit (i) PSPIB to be treated as a “parent company” and (ii) each qualifying subsidiary of PSPIB to be treated as a “company controlled by a parent company,” within the meaning of the provisions above.

Under Rule 3a-5(b)(2), a “parent company” means, in relevant part, “any corporation, partnership or joint venture…that is not considered an investment company under section 3(a) or that is excepted or exempted by order from the definition of investment company by section 3(b) or by the rules or regulations under section 3(a).”  Similarly, under Rule 3a-5(b)(3), “a company controlled by the parent company” means, in relevant part, “ any corporation, partnership or joint venture…that is not considered an investment company under section 3(a) or that is excepted or exempted by order from the definition of investment company by section 3(b) or by the rules or regulations under section 3(a).”  While an Order issued under Section 6(c) would exempt Applicants from registration under the 1940 Act, such an Order would not expressly specify that either PSPIB or a “company controlled” by PSPIB would “not [be] considered an investment company under Section 3(a).”  Applicant therefore requests specific relief (i) from Rule 3a-5(b)(2) to treat PSPIB as a “parent company”, and (ii) from Rule 3a-5(b)(3) to treat each other subsidiary of PSPIB as a “company controlled by a parent company” for purposes of Rule 3a-5, notwithstanding reliance on the requested Order.

PSPIB and PSP Capital otherwise would satisfy the requirements of Rule 3a-5, as may be amended from time to time, subject to relief from Rule 3a-5(b)(2) and Rule 3a-5(b)(3).  With respect to Rule 3a-5(a)(1) through Rule 3a-5)(a)(4), as currently in effect:

•
Any Debt Securities of PSP Capital issued to or held by the public will be unconditionally Guaranteed by PSPIB as to the payment of principal, interest, and premium, if any (except that the Guarantee may be subordinated in right of payment to other debt of PSPIB);

•
Any non-voting preferred stock of PSP Capital issued to or held by the public will be unconditionally Guaranteed by PSPIB as to payment of dividends, payment of the liquidation preference in the event of liquidation, and payments to be made under a sinking fund, if a sinking fund is to be provided (except that the Guarantee may be subordinated in right of payment to other debt of PSPIB);

•
PSPIB’s Guarantee will provide that in the event of a default in payment of principal, interest, premium, dividends, liquidation preference or payments made under a sinking fund on any Debt Securities or non-voting preferred stock issued by PSP Capital, the holders of those securities may institute legal proceedings directly against PSPIB to enforce the guarantee without first proceeding against PSP Capital; and

•
Any securities issued by PSP Capital which are convertible or exchangeable are convertible or exchangeable only for securities issued by PSPIB or for Debt Securities or non-voting preferred stock issued by PSP Capital meeting the applicable requirements of Rule 3a-5(a)(1) through (a)(3).

With respect to Rule 3a-5(a)(5) and Rule 3a-5(a)(6), PSP Capital lends all of the net proceeds from the issuances of the Debt Securities directly to PSPIB or entities owned by PSPIB, typically on the day that such net proceeds are received by PSP Capital.  Such amounts are used by PSPIB or such entities for general business purposes, including repaying existing indebtedness. Further, PSP Capital does not own, and will not own, any assets other than “cash equivalents” (as defined in the 1940 Act), and intercompany receivables relating to its loans of the proceeds of the issuances of the Debt Securities to PSPIB and other companies controlled by PSPIB.  Accordingly, unless Rule 3a-5(a) is amended and no longer requires as such, PSPIB represents that:

•
PSP Capital will invest in or loan to PSPIB or a company controlled by PSPIB at least 85% of any cash or cash equivalents raised by PSP Capital through an offering of its Debt Securities or non-voting preferred stock or through other borrowings as soon as practicable, but in no event later than six months after PSP Capital’s receipt of such cash or cash equivalents; and

•
PSP Capital will not invest in, reinvest in, own, hold or trade in securities other than Government securities (as defined in the Investment Company Act), and securities of PSPIB or a company controlled by PSPIB or debt securities (including repurchase agreements) which are exempted from the provisions of the Securities Act of 1933 by section 3(a)(3) of that Act.

PSPIB in its capacity as the “parent company,” and PSP Capital, in its capacity as the primary “finance subsidiary,” each would seek to rely on the proposed relief from Rule 3a-5 granted under the Order.  In addition, any companies controlled by PSPIB to whom PSP Capital loans proceeds of the Debt Securities would seek to rely on such proposed relief from Rule 3a-5.  Each such company controlled by PSPIB generally8 would be a company that is primarily engaged in the business of holding and managing the Investments, and would include current Applicants and Future Investing Applicants.  Lastly, any subsidiaries of PSPIB that are formed to function as a finance subsidiary similar to PSP Capital would seek to rely on such proposed relief from Rule 3a-5.  Each such entity would include current Applicants and Future Finance Subsidiary Applicants.

IV.	Conditions

Applicants agree that the order of the Commission granting the requested relief shall be subject to the condition that, in connection with any offering of Debt Securities by the Issuer in the United States:

1.
PSPIB and PSP Capital will appoint an agent in the United States to accept service of process in any suit, action or proceeding brought with respect to such Debt Securities instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York;

2.
PSPIB will expressly submit to the jurisdiction of the New York State and United States Federal courts sitting in the Borough of Manhattan, The City of New York, New York with respect to any such suit, action or proceeding;

3.	Such appointment of an agent to accept service of process and such consent to jurisdiction shall be irrevocable until all amounts due and to become due in respect thereof have been paid;

4.
No such submission to jurisdiction or appointment of agent for service of process will affect the right of a holder of any such security to bring suit in any court which shall have jurisdiction over PSPIB by virtue of the offer and sale of such securities or otherwise;

5.	With respect to any transactions that would otherwise be prohibited by Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (i.e. investments in registered investment companies):

a.
Each Applicant and any issuer that is not an Applicant but that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is a subsidiary of PSPIB (collectively in this paragraph, “PSPIB”) will not control (individually or in the aggregate) an acquired registered investment company within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an acquired registered investment company, PSPIB, in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the acquired registered investment company, PSPIB will vote its shares of the acquired registered investment company in the same proportion as the vote of all other holders of the acquired registered investment company’s shares.

[8]
Except for (i) subsidiaries whose primary purpose is to finance the operations of Applicant (such as PSP Capital), (ii) subsidiaries which are operating entities that house employees and other operations, or provide advisory services, or (iii) are dormant.

b.
PSPIB will not cause any existing or potential investment in an acquired registered investment company to influence the terms of any services or transactions between PSPIB and the acquired registered investment company or its investment adviser, promoter, sponsor, principal underwriter, and any person controlling, controlled by, or under common control with any of those entities.

c.
PSPIB will not cause an acquired registered investment company to purchase a security from any underwriting or selling syndicate in which a principal underwriter is an officer, director, member of an advisory board, investment adviser, employee or sponsor of PSPIB, or a person of which any such officer, director, member of an advisory board, investment adviser, employee or sponsor is an affiliated person.

6.
PSPIB (with respect to PSPIB’s issuance of any Guarantee of the Debt Securities), PSP Capital and any other Subsidiary acting as finance subsidiary will comply with all provisions of Rule 3a-5 under the 1940 Act, except that PSP Capital and any such other Subsidiary will be permitted to treat PSPIB as a “parent company” notwithstanding the definition of “parent company” in Rule 3a-5(b)(2), and each other Subsidiary as a  “company controlled by a parent company” notwithstanding the definition of a “company controlled by a parent company” in Rule 3a-5(b)(3), if PSPIB and its Subsidiaries are exempt from registration under the 1940 Act pursuant to an order issued by the Commission under Section 6(c) of the 1940 Act;

7.
PSPIB undertakes to provide to any person to which it offers its Debt Securities in the United States disclosure documents that are at least as comprehensive in their description of PSPIB and its business as those which may be used by comparable U.S. issuers in similar U.S. offerings of such securities and that contain the latest available audited annual financial statements of PSPIB. PSPIB further undertakes to ensure that any underwriter or dealer through whom it makes such offers will provide such disclosure documents to each person to whom such offers are made prior to any sale of securities to such offeree. Such documents will be updated promptly to reflect any material change in PSPIB’s financial status and shall be at least as comprehensive as offering memoranda customarily used in similar offerings in the United States. Any offering of PSPIB’s securities in the United States shall comply with applicable U.S. securities and anti-fraud laws and regulations; and

8.
Each Applicant shall rely upon the Order so long as (i) its activities conform in all material respects to the activities described in this Application and (ii) PSPIB continues to be a Canadian Crown corporation, and the operations of PSPIB continue to be supervised by the Board of Directors and continue to be subject to the PSPIB Act and Regulations, as described in this Application.

V.	Applicable Law and Legal Analysis

A.	Section 3(a)(1)(C) of the 1940 Act

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as an issuer which

...is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(2) provides that “investment securities” include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).  PSPIB includes as assets on its public financial statements all Investments made with such amounts transferred to it by the Crown, investment income thereon, and funds from the Applicant’s securities issuances.  As of March 31, 2021, approximately 99.9% of the assets included on PSPIB’s public financial statements consist of Investments, or investments in its wholly-owned subsidiaries, and substantially all of the assets of its investment Subsidiaries consist of Investments.  Most of the Investments held by PSPIB and certain of the Investments held by the remaining Applicants would generally be considered as “investment securities” within the meaning of the 1940 Act.  Therefore, while Applicants does not necessarily believe such financial reporting should be determinative of its status, PSPIB and other Applicants named herein may be deemed to be an “investment company” under Section 3(a)(1)(C) of the 1940 Act.

B.	Additional Supporting Arguments

The Commission frequently has exercised its Section 6(c) authority to provide exemptions from the 1940 Act for the foreign counterparts of domestic financial institutions that fall within the coverage of Section 3(a)(1)(C) or 3(c)(3) of the 1940 Act, including foreign banks, foreign bank holding companies, foreign insurance companies and foreign insurance holding companies.9  See e.g., La Caisse Central’ Desjardins du Quebec, Investment Company Act Release No. 16779 (January 25, 1989) (confederation of Canadian savings institutions and credit unions subject to regulation under the Canadian Credit Union Act and the Quebec Deposit Insurance Act); Legal & General Group plc and Legal and General Finance Inc., Investment Company Act Release No. 16785 (January 30, 1989) and 16835 (February 24, 1989 ) (U.K. insurance holding company subject to, among other things, regulation under the U.K. Financial Services Act 1986 and the U.K. Insurance Companies Act of 1982); In the Matter of Stadshypotek AB, Investment Company Act Release No. 20689 (November 8, 1994) (Swedish credit market institution subject to the Swedish Act on Credit Market Companies); In the Matter of Compagnie de Financement Foncier, Release No. IC-28835 (Jul. 22, 2009) and IC- 28848 (Aug. 13, 2009) (the “Compagnie de Financement Foncier Order”) (a French specialized credit institution authorized and licensed under French law and regulated and supervised by French banking authorities); and In the Matter of Türkiye Sinai Kalkinma Bankasi A.Ş., Release No. IC-32066 (Apr. 6, 2016) and IC-32101 (May 3, 2016) (the “Turkiye Order”) (a Turkish banking institution organized as a public joint stock company and subject to regulation by the Turkish Banking Law).  In addition, many of those entities were foreign state-owned entities, as is PSPIB,10 and, in that regard, presented situations analogous to the exemption for U.S. government agencies and corporations wholly owned by the U.S. government under Section 2(b) of the 1940 Act.11

[9]
In contrast, U.S.-domiciled equivalents of such non-U.S. entities have specific statutory exceptions under the 1940 Act.  See, Section 3(c)(3) (applicable to U.S. banks and U.S. insurance companies) and Section 3(a)(1)(C) (applicable to bank holding companies and insurance holding companies) under the 1940 Act.

In addition, although adopted in the context of non-U.S. banks and insurance companies, Applicants regard the Commission’s adoption of Rule 3a-6, as a further acknowledgment of the general propriety of the Commission’s exercising its Section 6(c) exemptive authority where there is an appropriate local regulatory scheme applicable to the relevant institution.  In the SEC Release adopting Rule 3a-6, the Commission specifically stated that “while the Commission is not adopting a general provision for foreign entities similar to Canadian loan companies and U.K. building societies which would exempt them from the definition of the term ‘investment company’, such entities organized in other jurisdictions may file an application for individual exemptive relief under Section 6(c) of the [1940] Act.”  IC Release No. 18381.

The rationale of the Commission in promulgating rules under the 1940 Act in exempting foreign financial institutions applies equally to Applicants.  When the Commission proposed amendments to former Rule 6c-9, which was followed by the adoption of Rule 3a-6, the Commission stated:

Generally, the proposed rule amendments would expand the current rule to exempt from registration those entities that the Commission believes (1) do not, in effect, function as investment companies, and (2) are generally subject to supervision by an appropriate regulatory authority, and further, are entities that generally the Commission is familiar with through the exemptive process.  See Investment Company Release No. IC‑17682 (August 17, 1990).

[10]
It should be noted that, by contrast to PSPIB, the applicant in each of the Compagnie de Financement Foncier Order and the Turkiye Order were not wholly-owned by the applicable foreign government, but were also partially or wholly owned by private-sector investors.

[11]
Section 2(b) of the 1940 Act provides, in effect, that the provisions of the 1940 Act do not apply to “the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly owned directly or indirectly by any one or more of the foregoing, or any officer, agent, or employee of any of the foregoing acting as such in the course of his official duty, unless such provision makes specific reference thereto.”  While PSPIB recognizes that Section 2(b) is not technically available to PSPIB as a Canadian Crown corporation, the nature and purpose of PSPIB serves the same goals as U.S. entities to whom Section 2(b) applies.

Applicants satisfy the criteria that was the basis for exemptive relief extended by the Commission to other non-U.S. government-sponsored financial institutions.

Applicants have a more direct government nexus than many other financial institutions in Canada.  PSPIB is wholly-owned by the Government of Canada, its Board of Directors is appointed by the Governor in Council on the recommendation of the President of the Treasury Board following a process run by an External Nominating Committee (as described above), and PSPIB’s mandate is specifically prescribed by the PSPIB Act, an Act of Parliament of the Canadian Government.

As described above, PSPIB is subject to extensive oversight and supervision by the Board of Directors. The Board of Directors, in turn, is responsible for the selection, appointment, performance evaluation and compensation of the President and CEO of Applicant. Moreover, as discussed above, the Board of Directors supervises PSPIB’s operations to ensure managerial soundness.

Further, PSPIB is regulated by the PSPIB Act, which is an Act of Parliament of the Canadian Government.  The scope of PSPIB’s business activities is prescribed by the PSPIB Act and PSPIB’s Annual Report is tabled in Parliament.  The PSPIB Act contains restrictions on PSPIB’s investment activities that prevent the types of abuses that the 1940 Act was designed to address (as described herein), and is designed to ensure that PSPIB manages assets transferred to it by the Crown in the best interests of the contributors and beneficiaries of the Plans.

In addition, as described above, the Regulations made under the PSPIB Act set forth specific investment restrictions and other regulations governing the day-to-day activities of PSPIB and, in certain circumstances, the other Applicants.  In particular, PSPIB is subject to limits and controls as to the Investments that it can make by the Regulations and the SIPP, although, to avoid undue influence, PSPIB’s Investments and financing are made independently from the Government of Canada (and, in that regard, PSPIB operates at arm’s length from the Government of Canada and is not an agent of the Crown).

The legislative history of the 1940 Act supports our view that Applicants are not the type of entities that were intended to be subject to the requirements of the 1940 Act.  The 1940 Act was designed to curb abuses arising from “self-dealing.”  The Report of the Senate Committee on Banking and Currency on the 1940 Act, referring to the problems associated with the operation of investment companies that should be regulated by legislation, stated that self-dealing “…that is, transactions between officers, directors, and similar persons and the investment companies with which they are associated, presented opportunities for gross abuse by unscrupulous persons, through unloading of securities upon the companies, unfair purchases from the companies, the obtaining of unsecured or inadequately secured loans from the companies, etc.   The industry recognized that, even for the most conscientious managements, transactions between these affiliated persons and the investment companies present many difficulties.”   S. Rep.  No. 1775, 76th Cong., 3d Seas.  6 (1940).  The types of abuses that can arise due to “self-dealing” would not exist in the present case.  PSPIB’s Board of Directors supervises PSPIB’s governance, management, operations and investment activities subject to the PSPIB Act, an Act of Parliament.  Similarly, the purpose of PSPIB is to manage assets transferred to it by the Crown in the best interests of the contributors and beneficiaries of the Plans and to invest its assets with a view to achieving a maximum rate of return, without undue risk of loss, having regard to the funding, policies and requirements of the Plans and the ability of those Plans to meet their financial obligations.  In that regard, PSPIB is not operated as a proprietary profit-making enterprise.  Applicants, therefore, have no incentive to engage in the abuses that the 1940 Act was designed to curb.

In addition to the abuses arising from “self-dealing,” the 1940 Act also was intended to curb abuses arising from, among other things: (i) inadequate disclosure to investors; (ii) lack of independent oversight over investment managers; (iii) conflicts of interest; (iv) misappropriation of funds; (v) overreaching with respect to fees and expenses; and (vi) disruptive sales practices.  Applicants submit that the protections from any of the foregoing abuses are not necessary in the present case.

The Plans receive fulsome disclosure regarding Applicants and the Investments through their direct access to PSPIB’s financial statements, information about Investments and other reporting.  Further, PSPIB is required to meet with advisory committees appointed to oversee the Plans and communicates on an ongoing basis with the Chief Actuary (part of an independent unit of the Office of the Superintendent of the Financial Institutions Canada), the Treasury Board Secretariat and other Canadian Government officials.  PSPIB also is subject to the independent oversight of the Board of Directors and, in turn, the PSPIB Act, which oversight is designed to prevent the types of the abuses that the 1940 Act was designed to address, and ensure that the Funds are managed in the best interests of the contributors and beneficiaries of the Plans; for example, there are no similar misappropriation of funds or conflicts of interest concerns as those apparent for investment managers.  As discussed above, PSPIB is required to report to the Ministers responsible for the Plans through its quarterly financial statements and annual report.  These reporting requirements subject PSPIB to a review of the investment performance by the Plans.  Finally, PSPIB and each other Applicant do not charge any fees to the Crown or the Plans, and its expenses and other budgetary matters are overseen by the Board of Directors, and no distribution or other sales arrangements are employed.

C.	Section 6(c) Standards

Section 6(c) of the 1940 Act empowers the Commission to grant an exemption from the provisions of the 1940 Act if and to the extent that such exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Each Applicant has never held itself out to the public as, or considered itself to be, an “investment company” either as that term is defined in Section 3(a)(1) of the 1940 Act or in the context of the spirit or purposes of the 1940 Act, and this Application should not be understood to be suggesting that it is an investment company.  Rather, each Applicant is making this Application because of the possible uncertainty of the application to it of the 1940 Act.

In order to ensure that PSPIB will be entitled, without registration under the 1940 Act, to issue and sell its Debt Securities in the United States in the manner contemplated, Applicants are seeking an exemption pursuant to Section 6(c) thereof.  As will be discussed below, Applicants believe that the issuance of an Order pursuant to Section 6(c) exempting them from all applications of the 1940 Act with respect to the activities in the United States detailed in this Application is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

(1)  Necessary or Appropriate in the Public Interest

Each Applicant submits that granting an order on this Application is necessary or appropriate in the public interest.  It will expand the United States market for PSPIB’s Debt Securities and thus further the policy of the United States to encourage the free flow of capital.  If each Applicant were deemed to be an “investment company” and were denied the exemption requested, it would as a practical matter be required to continue to rely on Section 3(c)(7) of the 1940 Act, which reliance is often restrictive and cumbersome, including as to a debtholder’s ability to freely transfer such securities.12

That an exemption is necessary and appropriate in the public interest is also supported by the fact that U.S. investors hold significant investments in foreign issuers’ securities, including debt securities, chiefly to achieve greater diversification than would be available in a portfolio consisting solely of U.S. securities.  In particular, U.S. investors have shown strong interest in previous debt offerings by Canadian issuers.  An exemption would expand the U.S. market for PSPIB’s securities and thus further the policy of the United States to encourage the free flow of capital among nations.

(2)  Consistent with the Protection of Investors

Applicants submit that approval of this Application is consistent with the protection of investors. PSPIB is a Crown corporation, and all the paid-in share capital of PSPIB is held indirectly by the Crown through the President of the Treasury Board.  PSPIB manages the amounts transferred to it by the Canadian Government equal to the net contributions since April 1, 2000 for the Plans of the Canadian Forces, the Public Service, the RCMP and, since March 1, 2007, the Reserve Force.  Pursuant to the Superannuation Acts, the Crown may at any time call upon the net assets managed by PSPIB for amounts required for the purpose of paying benefits under a Plan or for the purpose of reducing any non-permitted surplus of such Plan.  PSPIB reports to the Ministers responsible for the Plans through its quarterly financial statements and annual report.  The annual report must be made available to contributors of the Plans and is tabled in each House of Parliament (Commons and Senate) by the President of the Treasury Board, although PSPIB is not required to table its operating and capital budgets in Parliament.  PSPIB is required to meet once a year with advisory committees appointed to oversee the Plans and PSPIB is required to hold an annual meeting.  In the execution of its statutory Mandate, PSPIB also communicates on an ongoing basis with the Chief Actuary (part of an independent unit of the Office of the Superintendent of the Financial Institutions Canada), the Treasury Board Secretariat and other Canadian Government officials.  Given the relationship between the Crown and the Applicants, we respectfully submit that the protections afforded to investors by registration under the 1940 Act is not necessary in this distinct situation.  In that regard, the operations of Applicants are supervised by the Board of Directors and subject to the PSPIB Act and Regulations.  The Board of Directors has direct responsibility for monitoring PSPIB’s business and affairs subject to the PSPIB Act and Regulations.  Applicants submit that those features obviate the need for the “corporate democracy” provisions of the 1940 Act, including requirements as to affiliations of directors, in order to protect investors.  Those provisions of the 1940 Act derive principally from a recognition that the adviser to an investment company potentially has enormous power over the investment company’s affairs and, by reason of its position, faces conflicts of interest over such matters as the advisory fees to be charged and the other terms and conditions of its advisory contract with the investment company.  To provide balance and a means of relieving the potential conflicts of interest, the corporate democracy provisions of the 1940 Act were adopted.  Thus, the operation of a government-sponsored and owned entity such as PSPIB and the other Applicants do not raise the kinds of problems such provisions were intended to address.

[12]
Even if the theoretical option of registration pursuant to Section 7(d) of the 1940 Act were practically available to Applicants, they could not comply with a number of other substantive provisions of the 1940 Act which would fundamentally conflict with their operations.

PSPIB is a federal Canadian Crown corporation regulated by the PSPIB Act (including the Regulations and the SIPP), an Act of Parliament.  Applicants believe that the activities they perform and the regulations and controls put in place by the PSPIB Act provide operational and structural investor protection safeguards.

In addition to the extensive oversight and supervision by the Board of Directors and regulation by the PSPIB Act (including the Regulations and the SIPP), an Act of Parliament, purchasers of PSPIB’s securities will have the benefit of the protections of applicable United States securities laws.  Sales of any securities not exempt from the requirements of the Securities Act would be required to be registered thereunder.  In addition, the anti-fraud provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would apply to any offering of Debt Securities in the United States.

Each Applicant has also agreed that any order may be conditioned on its compliance with the conditions set forth above under “Conditions” concerning the appointment of an agent in the United States to accept service of process and the submission to the jurisdiction of certain courts.  In addition, PSPIB (with respect to PSPIB’s issuance of any Guarantee of the Debt Securities), PSP Capital and any other Subsidiary of Applicant acting as finance subsidiary will comply with all provisions of Rule 3a-5 under the 1940 Act, except that PSP Capital and/or such other Subsidiary will be permitted to treat PSPIB as a “parent company” and each other Subsidiary as a “company controlled by a parent company” for purposes of Rule 3a-5, if PSPIB and its Subsidiaries are exempt from registration under the 1940 Act pursuant to an order issued by the Commission under Section 6(c) of the 1940 Act.

As a result of each Applicant’s compliance with the foregoing conditions, there will be no impediment to a holder of Debt Securities by virtue of the location of Applicants to enforcing the obligations represented by the Debt Securities.

In conclusion, because investors in PSPIB’s Debt Securities will have the protections afforded by the extensive oversight and supervision by the Board of Directors and regulation by the PSPIB Act and by the United States securities laws relating to the issuance of such securities, approval of this Application is consistent with the protection of investors.

(3)  Consistency with the Purposes of the 1940 Act

Congress anticipated that the Commission would exempt, under Section 6(c), “persons not within the intent of the proposed legislation.”  S. Rep.  No. 1775, 76th Cong.  3rd Sess.  13 (1940).  The legislative history of the 1940 Act indicates that Congress did not specifically intend or even generally contemplate that the definition of “investment company” would encompass an institution such as Applicant.  For example, according to Senate Report No. 1775 (June 6, 1940) at page 2:

Investment trusts and investment companies are essentially institutions which provide a medium for public investment in common stocks and other securities.

According to House of Representatives Report No. 2639 (June 13, 1940) at page 5:

Investment trusts and investment companies are in essence institutions for the investment of the savings of small investors in securities, particularly the common stocks of industrial and other companies.

Each Applicant clearly is not such an institution.  It is not offered to the public as a medium for investment.  PSPIB is wholly-owned by the Crown and was created by the Canadian Government to be a pension plan investment manager.   Further, each Applicant may be subject to limits and controls as to the Investments that it can make by the Regulations and the SIPP, and through the extensive oversight and supervision of PSPIB by the Board of Directors.  Accordingly, the operations of each Applicant do not lend themselves to the abuses against which the 1940 Act was directed — excessive management and brokerage fees, insider loans on highly favorable terms, investments in companies in which the managers of the investment company have a personal interest, issuance of new securities, reorganizations and excessive borrowings in derogation of the rights of holders of existing securities and operation without adequate assets or reserves.  Further, each Applicant’s operations do not lend themselves to the abuses of “pyramiding of control,” layering of fees, and complexity of capital structure, which each Applicant submits warrant relief from Section 12(d)(1)(B) requested in this Application.  Such abuses arise in the context of multi-tier investment company structures and the multiple layers of management and other fees that such structures create.  Each Applicant is not, and has never held itself out to the public to be, an investment company and, further, it does not charge any management or other fees in connection with its operations.  Accordingly, Applicants’ activities generally do not appear to implicate ‘pyramiding of control’ or the other abuses that Section 12(d)(1)(B) was designed to curb.  As a result, each Applicant submits that the Application is consistent with the purposes of the 1940 Act.

(4)  Precedent

Section 6(c) Relief: Government-Sponsored Financial Institutions.  Applicants’ position is supported by the Commission’s determination in other matters relating to government-sponsored financial institutions.

•
In the Matter of Australian Industry Development Corporation, Release Nos. IC‑11582 (January 23, 1981) and IC‑11649 (February 25, 1981), applicant was a wholly-owned statutory corporation of the Commonwealth of Australia established to provide a source of funds necessary to promote sound development of industrial and resource development projects in Australia, and to aid Australian interests in participating in the ownership and control of such projects.

•
In Credit Local de France, Release Nos. IC‑18249 (July 24, 1991) and IC‑18286 (August 22, 1991), applicant was a development institution which lent funds to public and private entities).  Credit Local was subject to virtually all French banking regulations but was barred from accepting demand deposits or deposits of less than two years from the general public.

•
 In the Matter of Tasmanian Public Finance Corporation; Release Nos. IC‑18765 (June 8, 1992) and IC‑18829 (July 2, 1992), applicant was a statutory corporation of the State of Tasmania established to principally to borrow in both the Australian and international capital markets and lend to the Government of Tasmania and certain public authorities.

•
In the Matter Ontario Financing Authority, Release Nos. IC‑20433 (July 28, 1994) and IC‑20493 (August 23, 1994), applicant was a statutory authority of the Province of Ontario established to assist the Province, and municipalities, school boards, postsecondary institutions, hospitals and other public bodies to borrow and invest money, and provide other financial services.

•
In the Matter of Stadshypotek AB, Release Nos. IC‑20636 (October 19, 1994) and IC‑20689 (November 8, 1994), applicant was a credit corporation which extended mortgage loans for commercial and residential developments.  Stadshypotek AB was subject to a strict scheme of government regulation and did not accept demand and other types of deposit.

•
In The Industrial Finance Corporation of Thailand, Release Nos. IC‑21172 (June 28, 1995) and IC‑21251 (July 25, 1995), applicant was a development finance institution which lent funds to promote private industrial development in Thailand.  Applicant which was supervised by the Thai government and regulated primarily by the Thai Ministry of Finance, but could not accept deposits from the public because it was not a commercial bank under Thai law.

•
In the Matter of Industrial Bank of India, Release Nos. IC‑23331 (July 24, 1998) and IC‑23395 (August 19, 1998), applicant was an industrial development bank majority-owned by the government that provided credit and other facilities for the development of industry in India.

•
In the Matter of Korea Finance Corporation, Release No. IC-29332, 98 SEC Docket 2803 (Jun. 25, 2010) and IC-29343, 98 SEC Docket 3362 (Jul. 20, 2010), applicant was a Korean government policy finance institution that provided funds for the growth of small and medium-sized enterprises, development of national and regional infrastructure, urgent financial support necessary for the stabilization of financial markets in Korea, development of new growth engine industries and facilitation of sustainable growth in Korea.

•
In the Matter of Compagnie de Financement Foncier, Release No. IC-28835 (Jul. 22, 2009) and IC- 28848 (Aug. 13, 2009), the applicant was a French specialized credit institution authorized and licensed under French law and regulated and supervised by French banking authorities. It should be noted that, by contrast to Applicant, the applicant was not wholly-owned by the applicable foreign government, but was wholly-owned by Group BCPE, a private sector French banking group.

•
In the Matter of Türkiye Sinai Kalkinma Bankasi A.Ş., Release No. IC-32066 (Apr. 6, 2016) and IC-32101 (May 3, 2016), the applicant was a Turkish banking institution organized as a public joint stock company and subject to regulation by the Turkish Banking Law.  It should be noted that, by contrast to Applicant, the applicant was not wholly-owned by the applicable foreign government, but were also partially-owned by private-sector investors.

•
In the Matter of Development Bank of Japan Inc. (File No. 812-15164; Investment Company Act Rel. No 34043 (Oct. 5, 2020) (notice), Investment Company Act Rel. No. 34083 (Nov. 2, 2020) (order), the applicant was a policy and development finance organization established by the government of Japan.  While applicant was wholly-owned by the government of Japan at the time of the issuance of the order, the application notes that the government of Japan contemplates fully privatizing the applicant over time.

In each of these cases, the applicant was a specially created financial institution wholly- or partially- owned by the government (with the exception of Compagnie de Financement Foncier which was wholly-owned by Group BCPE, a private sector French banking group), created and governed by government statute and/or subject to extensive regulatory supervision.  Each applicant was granted exemptive order relief by the Commission pursuant to Section 6(c).  Applicants are conceptually similar to these prior applicants.

Rule 3a-5 Relief.  In the release adopting Rule 3a-5,13 the staff Commission noted that a determination as to whether to grant relief from provisions under Rule 3a-5, including where a finance company is the subsidiary of an entity exempted under Section 6(c), is a facts and circumstances analysis:

While it may be appropriate to make exemptive relief available to the finance subsidiary of an issuer excepted under section relief should be granted only on a case-by-case basis so that it can have the opportunity to evaluate all of the relevant factors. Since the conditions under which such exemptive orders have been granted under section 6(c) differ dramatically and involve myriad fact patterns, the question of whether an exempted issuer's finance subsidiary should also be exempted should be decided only on the basis of an application.

[13]
Exemption From the Definition of Investment Company for Certain Finance Subsidiaries of United States and Foreign Private Issuers, Investment Company Act Release No. 14275 (Dec. 14, 1984) (the “Rule 3a-5 Adopting Release”)

Applicants submit that relief from Rule 3a-5(b)(2) and Rule 3a-5(b)(3) is appropriate based on the facts and circumstances in the present case.

Neither the structure nor the mode of operation of PSP Capital resembles that of an investment company.  Rather, the primary purpose of PSP Capital is to finance the operations of PSPIB and its controlled companies, each of which, as discussed below, should not be investment companies subject to regulation under the Act.  As further evidence of the distinction of PSP Capital’s structure and operations from that of an investment company, any acquirors of its Debt Securities would look to PSPIB as Guarantor for repayment if PSP Capital does not satisfy its obligations.

While PSPIB technically does not fall within the definition of a “parent company,” PSPIB submits that the rationale for the 6(c) relief granted hereunder likewise supports the view that PSPIB is not the type of parent entity the financing of whose business activities Rule 3a-5 sought to restrict.  PSPIB submits that it is not engaged in investment company activities but, rather, its primary business engagement is managing the Investments.  Its prior reliance on Section 3(c)(7) was triggered solely because the Investments are held on the balance sheet of PSPIB as a technical matter.  That PSPIB is not engaged in investment company activities is further bolstered by the fact that it does not realize for itself any gains or losses on the Investments, which as a practical matter accrue and are included as part of the net assets managed by PSPIB, which pursuant to the Superannuation Acts, may at any time be called upon by the Crown for amounts required for the purpose of paying benefits under a Plan or for the purpose of reducing any non-permitted surplus of such Plan.

Relatedly, each company controlled by PSPIB that would receive the proceeds of the issuances of any Debt Securities, other than certain operating or dormant subsidiaries,14 would be a wholly-owned subsidiary of PSPIB that is primarily engaged in the same business as PSPIB – managing the Investments.  Such operating activities are, therefore, the same operating activities which are the basis for the rationale for any relief granted hereunder to Applicants pursuant to Section 6(c).  Further, upon the issuance of the Order requested hereunder, except to the extent that PSP Capital has launched, or is in the immediate process of launching, a debt offering at the time that the Order is granted,15 no company controlled by PSPIB that would receive the proceeds of the issuances of the Debt Securities would seek to rely on any of the exceptions from the definition contained in Section 3(c) of the 1940 Act.

Lastly, PSPIB’s position is supported by the relief granted by the Commission in the following orders.  In all such instances, the 6(c) relief granted by the Commission permitted a finance subsidiary to distribute the proceeds of financings to other subsidiaries of the relevant parent, notwithstanding that such other subsidiaries did not technically qualify as “companies controlled by a parent company” pursuant to Rule 3a-5(b)(3).  In the following orders, relief was granted on the basis that the entities receiving the proceeds of a securities offering by a finance subsidiary relying on Rule 3a-5, were not primarily engaged, directly or indirectly, in investment company activities, as is the case in the present instance.

[14]	Such Applicants include entities that (i) are operating entities that house employees and other operations, or provide advisory services, or (ii) are dormant.

[15]	In such circumstances, PSPIB and PSP Capital would still be relying on Section 3(c)(7) with respect to such offering.

•
In IBM International Finance N.V. et al., 1940 Act Release Nos. IC-19548 (June 29, 1993) and IC-19602 (July 28, 1993), applicants included a finance subsidiary of IBM World Trade Europe/Middle East/Africa Corporation (“IBM”) that relied on Rule 3a-5 and was created specifically to centralize IBM’s financing in Europe by issuing securities and lending the proceeds to various subsidiaries of IBM.  Certain of such subsidiaries did not fall within the definition of a “company controlled by a parent company” pursuant to Rule 3a-5(b)(3) but were, nonetheless, not primarily engaged in investment company activities.  The Commission granted an order pursuant Section 6(c) exempting applicants from all of the provisions of the Act, including the requirements of Rule 3a-5(a)(5)(b) of the 1940 Act.

•
In System Capital Corp. and Golden Funding Corp., Release Nos. IC-25907 (Jan. 21, 2003) and IC-25937 (Feb. 20, 2003), applicants included a finance subsidiary of McDonald’s Corporation (“McDonald’s) that relied on Rule 3a-5 and was created specifically to finance the operations of McDonald’s and its subsidiaries.  Certain of such subsidiaries did not fall within the definition of a “company controlled by a parent company” pursuant to Rule 3a-5(b)(3) but were, nonetheless, not primarily engaged in investment company activities.  The Commission granted an order pursuant Section 6(c) exempting applicants from all of the provisions of the Act, including the requirements of Rule 3a-5(b) of the 1940 Act.

•
In the Matter of General Electric Company and GE Capital International Funding Company, Release No. IC-31871 (October 19, 2015), applicants included a finance subsidiary of General Electric Company (“GE”) that relied on Rule 3a-5 and was created specifically to finance the operations of GE and its subsidiaries.  Certain of such subsidiaries did not fall within the definition of a “company controlled by a parent company” pursuant to Rule 3a-5(b)(3) but were, nonetheless, not primarily engaged in investment company activities.  The Commission granted an order pursuant Section 6(c) exempting applicants from all of the provisions of the Act, including the requirements of Rule 3a-5(b) of the 1940 Act.

VI.	Conclusion

Applicants believe that granting the exemption would be necessary or appropriate in the public interest and that its activities would not lend themselves to the abuses against which the 1940 Act is directed.  Applicants further believe that the issuance of an order pursuant to Section 6(c) would be consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  On the basis of the foregoing, Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the 1940 Act exempting Applicants from all provisions of the 1940 Act with respect to the activities in the United States described in this Application.

VII.	Procedural Matters

A.	Authorization Required by Rule 0-2 under the 1940 Act

Section 8(f) of PSPIB’s Contract Review and Signing Authority Policy provides as follows:

“8. Forms, Powers of Attorney and Management Representation Letters

f) Regulatory Filings or Certifications – Signatories – Senior Director of Legal Affairs Department or above.”

Mélanie Bernier, the Senior Vice President and Chief Legal Officer of PSPIB, is authorized to sign and file this Application on behalf of Applicants pursuant to the authority granted to her under the Contract Review and Signing Authority Policy.  Pursuant to Rule 0-2(c) of the General Rules and Regulations of the Commission under the 1940 Act, PSPIB states that all actions necessary to authorize the execution and filing of this Application have been taken and that the person signing and filing this Application is fully authorized to do so.

B.	Name and Address

Applicants request that any questions regarding this Application be directed to: Mélanie Bernier of Applicant, 1250 Réne-Lévesque Boulevard West, Suite 1400, Montréal, Québec H3B 5EP, Canada, telephone number (514) 937-2772; Brian Kaplowitz of Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019, telephone number (212) 839-5370; and/or Carla G. Teodoro of Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019, telephone number (212) 839-5969.

The following is the name and address of Applicants:

Registered Head Office:

PUBLIC SECTOR PENSION INVESTMENT BOARD
1 Rideau Street
Ottawa, Ontario K1N 8S7
Canada

Business Office:

PUBLIC SECTOR PENSION INVESTMENT BOARD
1250 Réne-Lévesque Boulevard West, Suite 1400
Montréal, Québec H3B 5EP
Canada

June 25, 2021

PUBLIC SECTOR PENSION INVESTMENT BOARD

By/S/ Mélanie Bernier
Name: Mélanie Bernier
Title:   Senior Vice President and
            Chief Legal Officer

VERIFICATION

The undersigned states that she has duly executed the attached Application for an Order under Section 6(c) and Section 12(d)(1)(J) of the Investment Company Act of 1940, dated June 25, 2021, for and on behalf of Public Sector Pension Investment Board; that she is the Senior Vice President and Chief Legal Officer of Public Sector Pension Investment Board; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By/S/ Mélanie Bernier
Name: Mélanie Bernier
Title:   Senior Vice President and
            Chief Legal Officer

EXHIBITS

Exhibit A	-	The Applicants

Exhibit B	-	Public Sector Pension Investment Board Act.

Exhibit C	-	Public Sector Pension Investment Board Regulations.

Exhibit D	-	Statement of Investment Policies, Standards and Procedures for Assets Managed by the Public Sector Pension Investment Board.

[LIST OF APPLICANTS SUBJECT TO REVISION BEFORE NOTICE, IF ANY, IS ISSUED]

3Net Indy Holdings Inc.
3Net Indy Investments Inc.
7986386 Canada Inc.
8599963 Canada Inc.
Argentia Private Investments Inc.
AviAlliance Canada Inc.
AviAlliance Terminal Management Inc.
Belle Bay Private Investments Inc.
Blue & Gold Private Investments Inc.
Datura Private Investments Inc.
Fitzroy Land Investments Company Pty Ltd
Galvaude Private Investments Inc.
Indo-Infra Inc.
Infra H2O GP Partners Inc.
Infra H2O LP Partners Inc.
Infra-PSP Canada Inc.
Infra-PSP Credit Inc.
Infra-PSP ECEF Inc.
Infra-PSP Partners Inc.
Infra TM Investments Inc.
Ivory Private Investments Inc.
Kings Island Private Investments Inc.
Northern Fjord Holdings Inc.
Port-aux-Choix Private Investments Inc.
Potton Holdings Inc.
PSP Capital Inc.
PSP Finco Inc.
PSP H2O FL GP INC.
PSP Investments Canada Inc./Investissements PSP Canada Inc.
PSP Investments Asia Limited
PSP Investments Holding Europe Ltd
PSP Public Credit I Inc.
PSP Public Credit Opportunities Inc.
PSP Public Markets Inc.
PSPIB Baltimore G.P. Inc.
PSPIB Bromont Investments Inc.
PSPIB Deep South Inc.
PSPIB DevCol Inc.
PSPIB Emerald Inc.
PSPIB G.P. Finance Inc.
PSPIB G.P. Inc.
PSPIB G.P. Partners Inc.
PSPIB GIPP D1 Inc.
PSPIB Golden Range Cattle II Inc.
PSPIB Golden Range Cattle Inc.
PSPIB Homes Inc.
PSPIB IRP60 Inc.
PSPIB LUNAR INVESTMENTS INC.
PSPIB MEXICO GP INC.
PSPIB Michigan G.P. Inc.
PSPIB Orchid Inc.
PSPIB Paisas Inc.
PSPIB Pennsylvania Investments Inc.
PSPIB Realty International Inc. / PSPIB Immobilier International Inc.
PSPIB Realty U.S. Inc.
PSPIB Steam Investments Inc.
PSPIB Uluru Investments PTY Ltd.
PSPIB WEXFORD INVESTMENTS INC.
PSPIB-Andes Inc.
PSPIB-CCR Inc.
PSPIB-Condor Inc.
PSPIB-Eldorado Inc.
PSPIB-LSF Inc.
PSPIB-Newbury G.P. Inc.
PSPIB-RE Finance Inc.
PSPIB-RE Finance Partners Inc.
PSPIB-RE Finance Partners II Inc.
PSPIB-RE MANCHESTER INC.
PSPIB-RE Partners Inc.
PSPIB-RE Partners II Inc.
PSPIB-RE UK Inc.
PSPIB-SDL Inc.
PSPIB-Star Inc.
PSPLUX S àr l
Red Isle Private Investments Inc.
Revera Inc.
Sooke Investments Inc.
Trinity Bay Private Investments Inc.
Vertuous Energy Canada Inc.
Vertuous Energy LLC
VOP Investments Inc.
WAPT Pty Ltd.

EXHIBIT B

Act current to 2020-12-02 and last amended on 2017-12-31

Public Sector Pension Investment Board Act

S.C. 1999, c. 34

Assented to 1999-09-14

An Act to establish the Public Sector Pension Investment Board, to amend the Public Service Superannuation Act, the Canadian Forces Superannuation Act, the Royal Canadian Mounted Police Superannuation Act, the Defence Services Pension Continuation Act, the Royal Canadian Mounted Police Pension Continuation Act, the Members of Parliament Retiring Allowances Act and the Canada Post Corporation Act and to make a consequential amendment to another Act

Her Majesty, by and with the advice and consent of the Senate and House of Commons of Canada, enacts as follows:

Short Title
Marginal note:Short title

1 This Act may be cited as the Public Sector Pension Investment Board Act.

Interpretation
Marginal note:Definitions

2 The definitions in this section apply in this Act.

Board means the Public Sector Pension Investment Board established by section 3. (Office)

by-law means a by-law of the Board. (Version anglaise seulement)

entity means a body corporate, a trust, a partnership, an unincorporated association or organization, Her Majesty in right of Canada or of a province or an agency of Her Majesty in right of Canada or of a province and the government of a foreign country or any political subdivision or agency of the government of a foreign country. (entité)

fund means

•
(a) the Canadian Forces Pension Fund or the Canadian Forces Superannuation Investment Fund within the meaning of the Canadian Forces Superannuation Act, or, if regulations are made under section 59.1 of that Act, a fund established under the regulations;

•	(b) the Public Service Pension Fund or the Public Service Superannuation Investment Fund, within the meaning of the Public Service Superannuation Act; or

•
(c) the Royal Canadian Mounted Police Pension Fund or the Royal Canadian Mounted Police Superannuation Investment Fund, within the meaning of the Royal Canadian Mounted Police Superannuation Act. (fonds)

Minister means the President of the Treasury Board. (ministre)

prescribed means prescribed by regulation. (Version anglaise seulement)

subsidiary means a corporation that is wholly owned by the Board directly or indirectly through any number of subsidiaries each of which is wholly owned directly or indirectly by the Board. (filiale)

Constitution of the Board
Marginal note:Board established

•	3 (1) There is established a body corporate to be known as the Public Sector Pension Investment Board.

•	Marginal note:Not agent of Her Majesty

(2) The Board is not an agent of Her Majesty.

•	Marginal note:Not part of federal public administration

(3) Directors, officers, employees, and agents and mandataries, of the Board are not part of the federal public administration.

•	Marginal note:Head office

(4) The head office of the Board shall be in the National Capital Region as described in the schedule to the National Capital Act.

•	Marginal note:Canada Not-for-profit Corporations Act

(5) The Canada Not-for-profit Corporations Act does not apply to the Board.

•	Marginal note:Financial Administration Act

(6) Part X of the Financial Administration Act, except for sections 89.8 to 89.92, 113.1, 132 to 147 and 154.01, does not apply to the Board. For the purposes of those sections, any reference to section 131 of that Act shall be read as a reference to section 35 of this Act.

•	Marginal note:Reports and special examination

(7) Any report or information in respect of the Board that is provided to the Minister under sections 132 to 147 of the Financial Administration Act shall also be provided to the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness. The Minister may only require a special examination under subsection 138(2) of that Act if the Minister has consulted with those Ministers.

•	1999, c. 34, s. 3

•	2003, c. 22, s. 224(E)

•	2005, c. 30, ss. 47, 50

•	2006, c. 9, s. 295

•	2009, c. 2, s. 381, c. 23, ss. 336, 358

•	2013, c. 33, s. 231

Previous Version

Capital and Shares
Marginal note:Capital

•	3.1 (1) The capital of the Board is $100. The Minister shall pay the capital of the Board out of the Consolidated Revenue Fund.

•	Marginal note:Shares

(2) The capital is divided into 10 shares having a par value of $10 each. The shares shall be issued to the Minister to be held on behalf of Her Majesty in right of Canada.

•	Marginal note:Registration

(3) The shares issued to the Minister shall be registered by the Board in the name of the Minister.

•	2006, c. 4, s. 217

Objects and Powers
Marginal note:Objects

•	4 (1) The objects of the Board are

o
(a) to manage amounts that are transferred to it under subsections 54(2) and 55.2(5) and section 59.4 of the Canadian Forces Superannuation Act, subsections 43(2) and 44.2(5) of the Public Service Superannuation Act and subsections 28(2) and 29.2(5) of the Royal Canadian Mounted Police Superannuation Act in the best interests of the contributors and beneficiaries under those Acts; and

o
(b) to invest its assets with a view to achieving a maximum rate of return, without undue risk of loss, having regard to the funding, policies and requirements of the pension plans established under the Acts referred to in paragraph (a) and the ability of those plans to meet their financial obligations.

•	Marginal note:Costs of operation

(2) The costs associated with the operation of the Board shall be paid out of the funds.

•	Marginal note:Consultation

(3) The Minister shall determine from which funds the costs shall be paid, but no amount shall be taken out of the Canadian Forces Pension Fund or the Canadian Forces Superannuation Investment Fund — or, if regulations are made under section 59.1 of the Canadian Forces Superannuation Act, from the fund referred to in section 59.3 of that Act — without consulting the Minister of National Defence, or from the Royal Canadian Mounted Police Pension Fund or the Royal Canadian Mounted Police Superannuation Investment Fund without consulting the Minister of Public Safety and Emergency Preparedness.

•	1999, c. 34, s. 4

•	2005, c. 10, s. 34

Previous Version

Marginal note:Powers of Board

•	5 (1) The Board has the capacity and, subject to this Act, the rights, powers and privileges of a natural person.

•	Marginal note:No inconsistent business or activity

(2) The Board and its subsidiaries shall not, directly or indirectly, carry on any business or activity or exercise any power that is inconsistent with the Board’s objects, or that the Board is restricted by this Act from carrying on or exercising, and shall not, directly or indirectly, exercise any of its powers in a manner contrary to this Act.

•	Marginal note:No invalidity

(3) No act of the Board, including a transfer of property, is invalid by reason only that the Board was without the capacity or power to so act.

•	Marginal note:Consultation

(4) The Minister shall consult the Board if changes to pension plan design or funding are proposed with respect to the pension plans created under the Acts referred to in paragraph 4(1)(a).

Management
Board of Directors
Marginal note:Board of directors

•	6 (1) The Board shall be managed by a board of directors of 11 directors, including the Chairperson.

•	Marginal note:Disqualified persons

(2) The following persons are disqualified from being directors:

o	(a) a person who is less than 18 years of age;

o	(b) a person who is of unsound mind and has been so found by a court in Canada or elsewhere;

o	(c) a person who has the status of a bankrupt;

o	(d) a person who is not a natural person;

o	(d.1) a person who is an employee of the Board;

o	(e) a person who is an agent or employee of Her Majesty in right of Canada;

o	(f) a person who is a member of the Senate or House of Commons of Canada or a member of a provincial legislature;

o	(g) a person who

◾	(i) is entitled to or has been granted a pension benefit under the Public Service Superannuation Act, the Canadian Forces Superannuation Act or the Royal Canadian Mounted Police Superannuation Act,

◾
(ii) is entitled to or has been granted a superannuation or pension benefit of a prescribed kind that is payable out of the Consolidated Revenue Fund and is chargeable to a Superannuation Account or another account in the accounts of Canada or is payable out of a fund, or

◾	(iii) is subject to a superannuation or pension fund or plan under which he or she may become entitled to a benefit referred to in subparagraph (i) or (ii);

o	(h) a person who is an agent or employee of the government of a foreign country or any political subdivision of a foreign country; and

o	(i) a person who is not a resident of Canada.

•	1999, c. 34, s. 6

•	2009, c. 2, s. 382

•	2010, c. 12, s. 1763

Previous Version

Marginal note:Principal duties

•	7 (1) Subject to this Act, the board of directors shall manage or supervise the management of the business and affairs of the Board.

•	Marginal note:Specific duties

(2) Without limiting the generality of subsection (1), the board of directors shall

o	(a) on an annual basis, establish written investment policies, standards and procedures for each fund that the Board manages;

o	(b) monitor the officers and employees of the Board to ensure compliance with the investment policies, standards and procedures established under paragraph (a);

o	(c) prepare or have prepared financial statements for each fund on a quarterly and on an annual basis in accordance with this Act;

o	(d) establish procedures for the identification of real or potential conflicts of interest and procedures to resolve those conflicts;

o	(e) establish a code of conduct for officers and employees of the Board; and

o	(f) designate a committee of the board of directors to monitor application of the conflict of interest procedures and the code of conduct.

Marginal note:Power to delegate

•
8 (1) Subject to subsection (2) and the by-laws, the board of directors may delegate to the Chairperson, to a committee of the board of directors or to any officer of the Board any of the powers or duties of the board of directors.

•	Marginal note:Limits on power

(2) The board of directors may not delegate the power to

o	(a) adopt, amend or repeal by-laws;

o	(b) establish the Board’s investment policies, standards and procedures;

o	(c) fill a vacancy in a committee of directors;

o	(d) appoint officers to the Board or fix their remuneration; or

o	(e) approve the annual financial statements of the Board and any other financial statements issued by the Board.

Directors
Marginal note:Appointment of directors

•
9 (1) Each director shall be appointed by the Governor in Council, on the recommendation of the Minister, to hold office during good behaviour for a term, not exceeding four years, that will ensure, as far as possible, the expiry in any one year of the terms of office of not more than one half of the directors.

•	Marginal note:Recommendations from list of nominating committee

(2) The recommendation of the Minister under subsection (1) shall be made from the list of qualified candidates proposed by the nominating committee established under section 10.

•	1999, c. 34, s. 9

•	2006, c. 9, s. 296

Previous Version

Marginal note:Nominating committee

•
10 (1) The Minister shall establish a nominating committee to establish a list of qualified candidates for proposed appointment as directors. The committee shall consist of eight members appointed as follows:

o
(a) an independent chairperson appointed by the Minister after consulting with the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness who, at the time of appointment,

◾
(i) is not entitled to nor has been granted a pension benefit under the Public Service Superannuation Act, the Canadian Forces Superannuation Act or the Royal Canadian Mounted Police Superannuation Act,

◾
(ii) is neither entitled to nor has been granted a superannuation or pension benefit of a prescribed kind that is payable out of the Consolidated Revenue Fund and is chargeable to a Superannuation Account or another account in the accounts of Canada or is payable out of a fund, and

◾	(iii) is not subject to a superannuation or pension fund or plan under which he or she may become entitled to a benefit referred to in subparagraph (i) or (ii);

o
(b) two members appointed by the Minister, after the Minister has received recommendations from the advisory committee referred to in section 41 of the Public Service Superannuation Act, one of whom must represent persons employed in the public service within the meaning of that Act;

o
(c) one member appointed by the Minister who is in receipt of a pension under any of the Canadian Forces Superannuation Act, the Public Service Superannuation Act and the Royal Canadian Mounted Police Superannuation Act;

o
(d) two members appointed by the Minister of National Defence after that minister has received recommendations from the advisory committee referred to in section 49.1 of the Canadian Forces Superannuation Act; and

o
(e) two members appointed by the Minister of Public Safety and Emergency Preparedness after that minister has received recommendations from the advisory committee referred to in section 25.1 of the Royal Canadian Mounted Police Superannuation Act.

•	Marginal note:Term of office

(2) The members of the nominating committee hold office for five years and are eligible for reappointment for one or more additional terms.

•	Marginal note:Removal

(3) The Minister who appoints a member may remove that member at any time.

•	Marginal note:Disqualified persons

(4) When the nominating committee is establishing a list of suitable candidates for appointment as directors, it shall take into account that the persons referred to in subsection 6(2) are not eligible to be directors.

•	Marginal note:Factors for consideration

(5) When the nominating committee is establishing a list of qualified candidates for proposed appointment as directors, it shall have regard to the desirability of having on the board of directors a sufficient number of directors with proven financial ability or relevant work experience such that the Board will be able to effectively achieve its objects.

•	1999, c. 34, s. 10

•	2003, c. 22, s. 225(E)

•	2005, c. 10, s. 34

Previous Version

Marginal note:Reappointment of directors

•	11 (1) A director is eligible for reappointment for one or more additional terms of office.

•	Marginal note:Removal

(2) The Governor in Council may remove a director for cause.

•	Marginal note:Continuation in office

(3) If no person is appointed to take office as a director on the expiry of the term of an incumbent director, the incumbent director continues in office until a successor is appointed.

•	Marginal note:Vacancy

(4) If a person ceases to be a director during the term for which the person was appointed, the Minister shall consult the list established by the nominating committee and shall appoint a qualified person to hold office as a director for the remainder of the term.

Marginal note:Remuneration of directors

12 A director is entitled to receive from the Board the remuneration that may be fixed by the by-laws, which remuneration shall be fixed having regard to the remuneration received by persons having similar responsibilities and engaged in similar activities.

Marginal note:Resignation

•	13 (1) The resignation of a director becomes effective at the time the Board receives a written resignation or at the time specified in the resignation, whichever is later.

•	Marginal note:Copy of resignation

(2) The Board shall send a copy of a director’s resignation to the Clerk of the Privy Council within 15 days after receiving it.

Chairperson
Marginal note:Chairperson

•
14 (1) The Governor in Council shall, on the recommendation of the Minister after the Minister has consulted with the board of directors, the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness, designate one of the directors as Chairperson to hold office during good behaviour.

•	Marginal note:Removal

(2) The Governor in Council may remove the Chairperson for cause.

•	Marginal note:Presiding at meetings

(3) The Chairperson shall preside at all meetings of the board of directors and may exercise the powers and perform the duties and functions that are specified by the board of directors.

•	Marginal note:Replacement of Chairperson

(4) If the Chairperson is absent at any meeting of the board of directors, one of the directors present who is chosen to so act by the directors present shall preside and have all the powers, duties and functions of the Chairperson.

•	Marginal note:Incapacity of Chairperson

(5) If the Chairperson is incapable of performing his or her duties or there is a vacancy in the office of Chairperson, the Minister may designate another director to exercise the powers and perform the duties and functions of the Chairperson.

•	Marginal note:Remuneration of Chairperson

(6) The Chairperson is entitled to receive from the Board the remuneration that may be fixed by the by-laws, which remuneration shall be fixed having regard to the remuneration received by persons having similar responsibilities and engaged in similar activities.

•	1999, c. 34, s. 14

•	2005, c. 10, s. 34

Previous Version

Officers
Marginal note:Appointment of officers

•	15 (1) The board of directors may, subject to the by-laws, designate the offices of the Board, appoint officers of the Board and specify their duties.

•	Marginal note:Directors not officers

(2) A director is not eligible to be appointed an officer of the Board.

•	Marginal note:Two or more offices

(3) A person may hold two or more offices of the Board.

Standard
Marginal note:Obligation

•	16 (1) Every director and officer of the Board in exercising any of the powers of a director or an officer and in discharging any of the duties of a director or an officer shall

o	(a) act honestly and in good faith with a view to the best interests of the Board; and

o	(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•	Marginal note:Special knowledge or skill

(2) A director or officer of the Board who in fact possesses, or by reason of profession or business ought to possess, a particular level of knowledge or skill relevant to the director’s or officer’s powers or duties shall employ that particular level of knowledge or skill in the exercise of those powers or the discharge of those duties.

•	Marginal note:Reliance on statements

(3) A director or an officer of the Board is deemed to comply with subsections (1) and (2) if he or she relies in good faith on

o
(a) financial statements of the Board represented by an officer of the Board, or represented in a written report of the Board’s auditor, to be a fair reflection of the financial condition of the Board; or

o	(b) a report of an accountant, lawyer, notary or other professional person whose profession lends credibility to a statement made by the person.

Marginal note:Duty to comply

•	17 (1) Every director, officer and employee of the Board shall comply with this Act and the by-laws.

•	Marginal note:No exculpation

(2) No provision in any contract, in any resolution of the Board or in the by-laws relieves any director, officer or employee of the Board from the duty to act in accordance with this Act or relieves a director, officer or employee from liability for a breach of the Act.

Marginal note:Directors’ and officers’ insurance

•
18 (1) The Board may purchase and maintain insurance for the benefit of a director or officer of the Board, a former director or officer of the Board, or any person who acts or acted at the Board’s request as a director or officer of an entity of which the Board is or was a shareholder or in which the Board has or had a financial interest — and the personal representatives of that person — against any liability incurred by the person in that capacity unless the liability relates to a failure to act honestly and in good faith.

•	Marginal note:If no insurance

(2) If the Board does not purchase and maintain insurance under subsection (1), the Board shall indemnify each person referred to in that subsection, out of the funds, against any liability incurred by the person in that capacity, so long as the person acted honestly and in good faith.

Decisions of Board of Directors
Marginal note:Decisions

19 Apart from the meeting required by section 49, the board of directors, or any committee of the board of directors, need not have any meetings unless required to do so by the by-laws. It shall make decisions by majority vote of a quorum of members, either in person or otherwise, in accordance with the by-laws.

Conflicts of Interest
Marginal note:Disclosure of director’s interest

•
20 (1) A director or officer of the Board shall disclose in writing to the Board or request to have entered in the minutes of a meeting of the board of directors or one of its committees the nature and extent of the director’s or officer’s interest, as prescribed,

o	(a) as a party to a transaction or proposed transaction with the Board; or

o	(b) as a director or an officer of any entity that is a party to a transaction or proposed transaction with the Board or as a person who holds a material interest in any such entity.

•	Marginal note:Time of disclosure for director

(2) The disclosure must be made, in the case of a director,

o	(a) at the meeting at which a proposed transaction is first considered;

o	(b) if the director was not at the time of that meeting interested in a proposed transaction, at the first meeting after the director becomes so interested;

o	(c) if the director becomes interested after a transaction is made, at the first meeting after the director becomes so interested; or

o	(d) if a person who is interested in a transaction later becomes a director, at the first meeting after the person becomes a director.

•	Marginal note:Time of disclosure for officer

(3) The disclosure must be made, in the case of an officer,

o
(a) without delay after the officer becomes aware that the transaction or proposed transaction is to be considered or has been considered at a meeting of the board of directors or one of its committees;

o	(b) if the officer becomes interested after the transaction is made, without delay after the officer becomes so interested; or

o	(c) if a person who is interested in the transaction later becomes an officer, without delay after the person becomes an officer.

•	Marginal note:Time of disclosure for director or officer

(4) If a transaction or proposed transaction is one that, in the ordinary course of the Board’s business, would not require approval by the board of directors, a director or officer shall disclose in writing to the Board or request to have entered in the minutes of a meeting of the board of directors or one of its committees the nature and extent of the interest of the director or officer without delay after the director or officer becomes aware of the transaction or proposed transaction.

•	Marginal note:Voting

(5) A director referred to in subsection (1) shall not vote on a resolution or participate in a discussion to approve the transaction mentioned in that subsection unless the transaction is

o	(a) one relating primarily to the director’s remuneration as a director of the Board or one of its subsidiaries;

o	(b) one for insurance or indemnity under section 18; or

o	(c) one with a subsidiary.

•	Marginal note:Continuing disclosure

(6) For the purposes of this section, a general notice to the board of directors or to one of its committees by a director or officer, declaring that the director or officer is a director or officer of, or has a material interest in, an entity and is to be regarded as interested in any transaction made with that entity, is a sufficient declaration of interest in relation to any transaction so made.

•	Marginal note:Avoidance standards

(7) A transaction between the Board and one or more of its directors or officers, or between the Board and another entity of which a director or officer of the Board is a director or officer or in which a director or officer of the Board has a material interest, is not null, void or voidable by reason only of that relationship or by reason only that a director with an interest in the transaction is present at or is counted to determine the presence of a quorum at a meeting of the board of directors or on one its committees that authorized the transaction, if

o	(a) the director or officer disclosed the interest in accordance with subsection (2), (3), (4) or (6);

o	(b) the transaction was approved by the directors; and

o	(c) the transaction was reasonable and fair to the Board at the time it was approved.

•	Marginal note:Application to court

(8) If a director or officer of the Board fails to disclose an interest in a transaction in accordance with this section, a court may, on the application of the Board, set aside the transaction on any terms that it thinks fit.

•	Marginal note:Meaning of transaction

(9) In this section, transaction includes a contract, a guarantee and an investment.

General
Marginal note:No constructive notice

21 No person dealing with the Board or with any person who has acquired rights from the Board is deemed to have notice or knowledge of the contents of a document, other than an Act of Parliament or any instrument required to be published in the Canada Gazette pursuant to the Statutory Instruments Act, concerning the Board by reason only that the document is available at the head office of the Board or has been made public.

Marginal note:Validity of acts

22 An act of the Chairperson or other director of the Board, or of the chief executive officer or other officer of the Board, is not invalid by reason only of an irregularity in that person’s appointment or a defect in that person’s qualifications.

Marginal note:Assertions

23 The Board may not assert against a person dealing with the Board — or with a person who has acquired rights from the Board — other than one who has knowledge that the facts asserted are true

•	(a) that this Act or the by-laws have not been complied with; or

•
(b) that a document issued by a director, officer or an agent or mandatary of the Board having apparent authority to issue the document is not valid or genuine by reason only that the person who issued the document lacked actual authority to issue the document.

By-laws
Marginal note:By-laws

•	24 (1) The board of directors may make by-laws that are consistent with this Act to govern the conduct and management of the Board’s business and affairs, including by-laws

o	(a) for the administration, management and control of the Board’s property;

o	(b) governing the calling of meetings of the board of directors and its committees, the time and place of those meetings and the quorum and procedure in all matters relating to those meetings;

o	(c) respecting the functions, duties and remuneration of the directors, officers and employees of the Board; and

o	(d) respecting the establishment of committees of the board of directors and the appointment of members to those committees.

•	Marginal note:Effective date

(2) A by-law is effective as soon as it is made or on a later date that may be stated in the by-law to be its effective date.

Marginal note:Copy to ministers

•
25 (1) The board of directors shall provide a copy of every by-law and every amendment to or repeal of any by-law to the Minister, the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness within 14 days after its effective date.

•	Marginal note:By-laws available to the public

(2) A copy of every by-law shall be kept at the head office of the Board. Anyone is entitled, during the usual business hours of the Board, to examine the by-laws and, on payment of a reasonable fee, to make copies of or take extracts from them.

•	1999, c. 34, s. 25

•	2005, c. 10, s. 34

Previous Version

Marginal note:Statutory Instruments Act does not apply

26 The Statutory Instruments Act does not apply in respect of by-laws.

Committees
Establishment
Marginal note:Audit and investment committees

•	27 (1) The board of directors shall establish an audit committee and an investment committee.

•	Marginal note:Restriction — audit committee

(1.1) None of the members of the audit committee may be officers or employees of the Board or any of its affiliates, within the meaning of section 83 of the Financial Administration Act.

•	Marginal note:Other committees

(2) The board of directors may establish the other committees that it considers necessary and assign to them the duties that it considers appropriate.

•	1999, c. 34, s. 27

•	2006, c. 9, s. 297

Previous Version

Audit Committee
Marginal note:Duties of audit committee

28 The audit committee shall

•	(a) require the Board’s management to implement and maintain appropriate internal control procedures;

•	(b) review, evaluate and approve those internal control procedures;

•	(c) review and approve the Board’s annual financial statements and report to the board of directors before those statements are approved by the board of directors;

•	(d) meet with the Board’s auditor to discuss the Board’s annual financial statements and the auditor’s report;

•	(e) review all investments and transactions that could adversely affect the return on the Board’s investments that are brought to the committee’s attention by the Board’s auditor or officers;

•
(f) meet with the chief internal auditor of the Board, or with the person acting in a similar capacity, and with the Board’s management, to discuss the effectiveness of the internal control procedures; and

•	(g) perform the other duties that the board of directors assigns to it.

Marginal note:Audit committee may request consideration of matters

29 The board of directors shall consider, on request of the audit committee, a matter of concern to the committee.

Marginal note:Auditor’s right to attend meetings

•
30 (1) The Board’s auditor is entitled to receive notice of and to attend meetings of the board of directors and meetings of the audit committee, at the Board’s expense, and to be heard at those meetings on matters relating to the auditor’s duties.

•	Marginal note:Rights if no meeting

(2) If the board of directors or the audit committee proposes to make a decision with respect to matters referred to in subsection (1) without holding a meeting, the auditor is entitled to notice of a proposed decision to be made by the board or the committee and the proposed decision shall not be made until the auditor has been given the opportunity to make submissions on the matter in writing, in accordance with the by-laws.

•	Marginal note:Requiring auditor’s attendance

(3) The Board’s auditor shall attend meetings of the audit committee, if requested to do so by a member of the audit committee — and shall attend meetings of the board of directors, if requested to do so by a director — at the Board’s expense.

Investment Committee
Marginal note:Duties of investment committee

31 The investment committee shall

•	(a) perform the duties that are assigned to it by the board of directors;

•	(b) approve the engagement of investment managers empowered with discretionary authority to invest the assets of the Board;

•	(c) meet with the officers and employees of the Board to discuss the effectiveness of the Board’s investment policies and the achievement of the Board’s objects;

•	(d) require management to implement and maintain appropriate procedures to

o	(i) monitor the application of the Board’s investment policies, standards and procedures, and

o	(ii) ensure that the Board’s agents and mandataries comply with this Act and the Board’s investment policies, standards and procedures; and

•	(e) review, evaluate and approve management’s procedures referred to in paragraph (d).

Investments
Marginal note:Investment policies, standards and procedures

32 Subject to the regulations, the board of directors shall establish, and the Board and its subsidiaries shall adhere to, investment policies, standards and procedures that a person of ordinary prudence would exercise in dealing with the property of others.

Marginal note:Duty of investment managers

33 Every investment manager who invests the assets of the Board shall do so in accordance with this Act and the Board’s investment policies, standards and procedures.

Financial Management
Financial Year
Marginal note:Financial year

34 The financial year of the Board is the period beginning on April 1 in one calendar year and ending on March 31 in the next calendar year.

Financial Statements
Marginal note:Books and systems

•	35 (1) The Board shall, in respect of itself and each of its subsidiaries, cause

o	(a) books of account and records to be kept for each fund;

o	(b) financial and management control and information systems and management practices to be maintained; and

o	(c) a record of the investments held by each fund during the financial year to be kept, showing

◾	(i) the book value of each investment,

◾	(ii) the market value of each investment and the information that would permit the verification of that value, and

◾	(iii) the information that would permit the determination of whether the requirements of this Act and the investment policies, standards and procedures have been met.

•	Marginal note:Manner in which books, etc., to be kept

(2) The books, records, systems and practices required by subsection (1) shall be kept and maintained in a manner that will provide reasonable assurance that

o	(a) the Board’s assets and those of its subsidiaries are safeguarded and controlled;

o	(b) the Board’s transactions and those of its subsidiaries are in accordance with this Act and the by-laws, or the by-laws of its subsidiaries; and

o
(c) the Board’s financial, human and physical resources and those of its subsidiaries are managed economically and efficiently and that the Board’s operations and those of its subsidiaries are carried out effectively.

•	Marginal note:Internal audit

(3) The Board shall cause internal audits to be conducted, in respect of itself and each of its subsidiaries, to assess compliance with subsections (1) and (2).

•	Marginal note:Annual financial statements

(4) The Board shall cause annual financial statements, in respect of itself and each of its subsidiaries, to be prepared in accordance with generally accepted accounting principles.

•	Marginal note:Contents of statements

(5) The annual financial statements shall show the information and particulars that in the opinion of the directors are necessary to present fairly, in accordance with generally accepted accounting principles, the primary source of which is the Handbook of the Chartered Professional Accountants of Canada, the financial position for each fund as at the end of the financial year to which it relates and the results of the operations of the Board for that financial year.

•	Marginal note:Quarterly financial statements

(6) During each financial year, the Board shall cause quarterly financial statements to be prepared for each three-month period of the year. The quarterly statements shall

o	(a) show the same information for the most recent three-month period as is required to be set out in the Board’s annual financial statements; and

o	(b) show the same information in respect of the part of the year up to the date of the statements in relation to the corresponding period in the preceding financial year.

•	Marginal note:Approval by board of directors

(7) The board of directors shall approve the annual financial statements and that approval shall be evidenced by the signature of at least one director of the Board.

•	1999, c. 34, s. 35

•	2017, c. 26, s. 62

Previous Version

36 [Repealed, 2005, c. 30, s. 48]

Previous Version

37 [Repealed, 2005, c. 30, s. 48]

Previous Version

38 [Repealed, 2005, c. 30, s. 48]

Previous Version

39 [Repealed, 2005, c. 30, s. 48]

Previous Version

40 [Repealed, 2005, c. 30, s. 48]

Previous Version

41 [Repealed, 2005, c. 30, s. 48]

Previous Version

42 [Repealed, 2005, c. 30, s. 48]

Previous Version

43 [Repealed, 2005, c. 30, s. 48]

Previous Version

44 [Repealed, 2005, c. 30, s. 48]

Previous Version

45 [Repealed, 2005, c. 30, s. 48]

Previous Version

46 [Repealed, 2005, c. 30, s. 48]

Previous Version

Reporting
Quarterly Statements
Marginal note:Statements to go to ministers

47 The Board shall send copies of the quarterly financial statements prepared in accordance with subsection 35(6) to the Minister, the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness within 45 days after the end of the three-month period to which they relate.

•	1999, c. 34, s. 47

•	2005, c. 10, s. 34

Previous Version

Annual Report
Marginal note:Annual report required

•
48 (1) The Board shall as soon as possible, but in any case within 90 days after the end of each financial year, provide the Minister, the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness with an annual report on the operations of the Board in that year.

•	Marginal note:Report available to contributors

(2) The Board shall make the report available to contributors under the Canadian Forces Superannuation Act, the Public Service Superannuation Act, and the Royal Canadian Mounted Police Superannuation Act as soon as is feasible after it is provided to the ministers under subsection (1).

•	Marginal note:Tabling in Parliament

(3) After receiving the annual report, the Minister shall cause it to be laid before each House of Parliament on any of the next 15 days during which that House is sitting.

•	Marginal note:Contents

(4) The annual report shall contain

o	(a) the financial statements for the financial year prepared as required under section 35;

o	(b) the annual auditor’s report referred to in section 132 of the Financial Administration Act;

o
(c) a certificate, signed by a director on behalf of the board of directors, stating that the investments of the Board held during the financial year were in accordance with this Act and the Board’s investment policies, standards and procedures;

o	(d) a statement of the Board’s objectives for the financial year and a statement of the extent to which the Board met those objectives;

o	(e) a statement of the Board’s objectives for the next financial year and for the foreseeable future;

o	(f) a statement of the corporate governance practices of the Board;

o
(g) a summary of the Board’s investment policies, standards and procedures established under paragraph 7(2)(a) and a comparison of its most recent investment policies with investments actually held by it;

o	(h) a summary of the code of conduct for officers and employees of the Board established under paragraph 7(2)(e);

o	(i) a report of any special examination referred to in subsection 139(1) of the Financial Administration Act; and

o	(j) any prescribed information or other information that the Minister may require.

•	1999, c. 34, s. 48

•	2005, c. 10, s. 34, c. 30, s. 49

Previous Version

Meetings
Marginal note:Meetings

49 The Board shall meet once a year with the members of the three advisory committees established respectively under section 49.1 of the Canadian Forces Superannuation Act, section 41 of the Public Service Superannuation Act and section 25.1 of the Royal Canadian Mounted Police Superannuation Act in order to discuss the Board’s most recent annual report.

Regulations
Marginal note:Regulations

50 The Governor in Council may make regulations

•	(a) respecting the application to the Board and its subsidiaries of provisions of the Pension Benefits Standards Act, 1985 and regulations made under that Act;

•
(b) adapting provisions of the Pension Benefits Standards Act, 1985 and regulations made under that Act in the manner that the Governor in Council considers appropriate for the purpose of applying them to the Board and its subsidiaries;

•	(c) respecting the limitations to which the Board is subject when it makes investments, so long as those limitations relate to

o	(i) borrowing and the use of derivatives,

o	(ii) the establishment of a percentage of the funds that must be held available for investment in Government of Canada bonds and the procedure used to determine that percentage, or

o
(iii) the period during which the Board must, in acquiring securities other than debt obligations of Canadian corporations for investment, substantially replicate the composition of one or more widely-recognized broad market indexes of securities traded on a recognized stock exchange in Canada; and

•	(d) prescribing anything that this Act provides may be prescribed or may be determined by regulation.

Offence
Marginal note:False statements

•
51 (1) Every director, officer, employee, agent, mandatary or auditor of the Board or of any of its subsidiaries who, in carrying out a duty under this Act or the by-laws, prepares, signs, approves or concurs in any statement, report or other document respecting the affairs of the Board or the subsidiary that contains any false or deceptive information is guilty of an offence.

•	Marginal note:Punishment

(2) Every person who commits an offence under subsection (1) is liable on summary conviction

o	(a) in the case of a natural person, to a fine not exceeding $100,000 or to imprisonment for a term not exceeding 12 months, or to both; or

o	(b) in any other case, to a fine not exceeding $500,000.

Winding-up
Marginal note:Insolvency and winding-up

52 No Act relating to the insolvency or winding-up of any corporation applies to the Board and in no case shall the affairs of the Board be wound up unless Parliament so provides.

Amendments to the Public Service Superannuation Act

53 to 114 [Amendments]

Amendments to the Canadian Forces Superannuation Act

115 to 117 [Amendments]

•	118 (1) [Amendment]

•	(2) [Repealed, 2003, c. 26, s. 38]

119 [Amendment]

•	120 (1) and (2) [Amendments]

•	(3) [Repealed, 2003, c. 26, s. 39]

121 to 127 [Amendments]

128 to 132 [Repealed, 2003, c. 26, s. 40]

133 to 168 [Amendments]

Amendments to the Royal Canadian Mounted Police Superannuation Act

169 to 171 [Amendments]

•	172 (1) and (2) [Amendments]

•	(3) [Repealed, 2009, c. 13, s. 15]

•	(4) [Amendment]

173 to 206 [Amendments]

Amendments to Other Acts

207 to 227 [Amendments]

Consequential Amendment

228 [Amendment]

Transitional Provisions
Marginal note:Transitional — application of certain provisions

•
229 (1) Subsections 64(5) and (6) and 65(4), section 75, subsection 76(3), sections 82, 133, 135, 136, 139, 141, 180, 181, 183 and 185, subsection 186(3) and section 188 apply only with respect to contributors who die on or after the day on which this subsection comes into force.

•	Marginal note:Transitional — application of certain provisions

(2) Sections 208, 209, 214, 215, 218, 219, 222 and 223 apply only with respect to officers and former officers who die on or after the day on which this subsection comes into force.

•	Marginal note:Transitional — application of certain provisions

(3) Sections 225 and 226 apply only with respect to members and former members who die on or after the day on which this subsection comes into force.

Coming into Force
Marginal note:Coming into force

•	230 (1) Subsection 65(5) comes into force on June 21, 1999.

•	Marginal note:Coming into force

(2) Section 103 comes into force on October 1, 1999.

•	Marginal note:Coming into force
Footnote*(3) The definition contributor in subsection 53(2), sections 55 to 60, subsections 62(1) and (3), section 63, subsection 64(4), sections 67, 69, 73, 74, 78, 79, 85 and 86, subsections 91(1), (2) and (6), 92(1) and 95(1), sections 96, 107 to 110 and 114, subsection 115(1), sections 117 to 120, 125 and sections 127 to 129, subsections 130(1) and (2), sections 131, 132 and 134, subsection 142(2), section 143, subsections 146(1), 147(1) and 151(1), sections 152, 154, 155, 157, 158 and 160, subsections 161(1) and (4) and 162(1), sections 163, 164 and 168, the definition contributor in subsection 169(1), sections 171 to 174, subsection 176(3), sections 177 to 179, 182, 190 and 191, subsections 193(1) and 194(1), section 195, subsection 198(1), section 199, subsection 201(1) and sections 202, 203 and 227 come into force on a day or days to be fixed by order of the Governor in Council.
o
Return to footnote*[Note: The definition contributor in subsection 3(1) of the Public Service Superannuation Act, as enacted by subsection 53(2), sections 55 to 60, subsections 62(1) and (3), section 63, subsection 64(4), sections 67, 69, 73, 74, 78, 79, 85 and 86, subsections 91(1), (2) and (6) and 92(1), sections 107 to 110, subsection 115(1), section 117, subsection 118(1), section 119, subsections 120(1) and (2), sections 127 and 134, subsection 142(2), section 143, subsections 146(1), 147(1) and 162(1), sections 163 and 164, the definition contributor in subsection 3(1) of the Royal Canadian Mounted Police Superannuation Act, as enacted by subsection 169(1), section 171, subsection 172(1), section 173, subsection 174(1), sections 177, 182 and 190, subsections 193(1) and 194(1), section 195, subsection 201(1) and sections 202 and 203 in force January 1, 2000, subsection 95(1), section 96, subsection 151(1), section 152, subsection 198(1) and section 199 in force April 1, 2000, sections 114 and 227 in force October 1, 2000, section 125 and subsection 176(3) in force January 1, 2001, see SI/99-138; sections 178 and 179 in force September 1, 2003, see SI/2003-145; clauses 6(b)(ii)(M) and (N) of the Royal Canadian Mounted Police Superannuation Act, as enacted by subsection 172(4) and subsection 174(2) in force October 26, 2006, see SI/2006-116; section 154 in force March 1, 2007, see SI/2007-21; subsection 172(2), clauses 6(b)(ii)(L), (O) and (P) of the Royal Canadian Mounted Police Superannuation Act, as enacted by subsection 172(4) and section 191 in force June 18, 2009, see 2009, c. 13, s. 17.]

Marginal note:Authority to substitute actual date

231 On or after the day on which a provision of this Act, or a provision of an Act enacted by this Act, comes into force, the Governor in Council may, by order, amend that provision or any other provision that makes reference to that provision, by replacing references to the day on which that provision comes into force with references to the actual date on which that provision came into force.

AMENDMENTS NOT IN FORCE

•	— 2003, c. 26, s. 42

o	42 Section 160 of the Act is repealed.

•	— 2003, c. 26, s. 43

o	43 Section 168 of the Act is repealed.

Date modified:

2020-12-15

EXHIBIT C

Regulations are current to 2020-12-02 and last amended on 2012-12-14.

Public Sector Pension Investment Board Regulations

SOR/2000-77

PUBLIC SECTOR PENSION INVESTMENT BOARD ACT

Registration 2000-02-24

Public Sector Pension Investment Board Regulations

P.C. 2000-223 2000-02-24

Her Excellency the Governor General in Council, on the recommendation of the President of the Treasury Board, pursuant to paragraph 50(d) of the Public Sector Pension Investment Board ActFootnotea, hereby makes the annexed Public Sector Pension Investment Board Regulations.
•	Return to footnote[a]S.C. 1999, c. 34
Interpretation

1 The definitions in this section apply in these Regulations.

Act means the Public Sector Pension Investment Board Act. (Loi)

Canadian corporation[Repealed, SOR/2001-463, s. 1]

Canadian resource property has the same meaning as in paragraph (c) of the definition Canadian resource property in subsection 66(15) of the Income Tax Act. (avoir minier canadien)

child means the child of, or an individual adopted either legally or in fact by, a person or the person's spouse or common-law partner. (enfant)

common-law partner, in relation to an individual, means a person who is cohabiting in a relationship of a conjugal nature with the individual, having so cohabited for a period of at least one year at the relevant time. (conjoint de fait)

debt obligation means a bond, debenture, note or other evidence of indebtedness of an entity. (titre de créance)

derivative means a financial instrument or agreement whose value is derived from or is based on an underlying asset or the relationship between two underlying assets, other than

•	(a) a convertible security;

•	(b) an asset-backed security;

•	(c) a security of a mutual fund;

•	(d) an index participation unit;

•	(e) a security of a non-redeemable fund;

•	(f) a government or corporate strip bond; or

•	(g) a listed dividend share of a subdivided equity or fixed income security. (instrument dérivé)

financial institution means

•	(a) a bank;

•	(b) a body corporate to which the Trust and Loan Companies Act applies;

•	(c) a cooperative credit society to which the Cooperative Credit Associations Act applies;

•	(d) an insurance company to which the Insurance Companies Act applies;

•	(e) a trust, loan or insurance corporation incorporated by or under an Act of the legislature of a province;

•	(f) a cooperative credit society incorporated and regulated by or under an Act of the legislature of a province;

•
(g) an entity that is incorporated or formed by or under an Act of Parliament or of the legislature of a province and that is primarily engaged in dealing in securities, including portfolio management and investment counselling; or

•	(h) a foreign institution. (institution financière)

foreign institution means an entity that is

•
(a) engaged in the business of banking, the trust, loan or insurance business, the business of a cooperative credit society or the business of dealing in securities or is engaged primarily in the business of providing financial services; and

•	(b) incorporated or formed otherwise than by or under an Act of Parliament or of the legislature of a province. (institution étrangère)

investment corporation means a corporation that

•	(a) holds at least 98 per cent of its assets in cash, investments and loans;

•	(b) does not issue debt obligations; and

•	(c) obtains at least 98 per cent of its income from investments and loans. (société de placement)

loan includes a deposit, financial lease, conditional sales contract, repurchase agreement and any other similar arrangement for obtaining money or credit, but does not include investments in securities or the making of an acceptance, endorsement or other guarantee. (prêt)

market terms and conditions, in respect of a transaction, means terms and conditions, including those relating to price, rent or interest rate, that would apply to a similar transaction in an open market under conditions requisite to a fair transaction between parties who are at arm's length and acting prudently, knowledgeably and willingly. (conditions du marché)

person includes an entity. (personne)

public exchange means a market for the trading of securities that is recognized by an appropriate governmental authority. (bourse)

real estate corporation means a corporation incorporated to acquire, hold, maintain, improve, lease or manage real or immovable property other than real property that yields petroleum or natural gas. (société immobilière))

real or immovable property includes a leasehold interest in real or immovable property. (biens immeubles ou réels)

real property[Repealed, SOR/2005-416, s. 1]

related party means a person who is

•	(a) a director, officer or employee of the Board;

•	(b) a person responsible for holding or investing the assets of the Board, or any director, officer or employee of the person;

•
(c) a contributor within the meaning of subsection 2(1) of the Canadian Forces Superannuation Act, subsection 3(1) of the Public Service Superannuation Act or subsection 3(1) of the Royal Canadian Mounted Police Superannuation Act or a participant or former participant in the Reserve Force Pension Plan established by the Reserve Force Pension Plan Regulations;

•
(d) a survivor within the meaning of subsection 2(1) of the Canadian Forces Superannuation Act, paragraph 36(1)(b) of the Reserve Force Pension Plan Regulations, subsection 3(1) of the Public Service Superannuation Act or subsection 3(1) of the Royal Canadian Mounted Police Superannuation Act;

•	(e) an association or union representing a person referred to in any of paragraphs (a) to (d), or a director, an officer or an employee of that association or union;

•	(f) the spouse, common-law partner or child of any person referred to in any of paragraphs (a) to (e) or the spouse or common-law partner of that child;

•	(g) a corporation that is directly or indirectly controlled by a person referred to in any of paragraphs (a) to (f); or

•	(h) an entity in which a person referred to in any of paragraphs (a) to (f) has a substantial investment.

It does not include Her Majesty in right of Canada or of a province, or an agency of either one, or a trust company or financial institution that holds the assets of the Board. (apparenté)

resource corporation means a corporation incorporated to acquire, hold, explore, develop, maintain, improve, manage, operate or dispose of Canadian resource properties. (société minière)

security means

•
(a) in respect of a corporation, a share of any class of shares of the corporation or a debt obligation of the corporation, and includes a warrant of the corporation, but does not include a deposit with a financial institution or an instrument evidencing such a deposit; and

•	(b) in respect of any other entity, any ownership interest in, or debt obligation of, the entity. (titre ou valeur mobilière)

transaction includes

•	(a) a contract;

•	(b) a guarantee;

•	(c) an investment;

•	(d) the taking of an assignment of, or otherwise acquiring, a loan made by a third party;

•	(e) the taking of a security interest in securities; and

•	(f) any modification, renewal or extension of a prior transaction. (transaction)

underlying asset means a financial instrument, security, commodity, currency, interest rate, foreign exchange rate, economic indicator, index, basket, agreement, benchmark or any other financial reference, interest or variable. (actif sous-jacent)

voting share means a share of any class of shares of a corporation that carries voting rights under all circumstances, by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled. (action avec droit de vote)

•	SOR/2000-243, s. 1

•	SOR/2001-463, s. 1

•	SOR/2005-416, s. 1

•	SOR/2012-295, s. 1

Previous Version

•	2 (1) For the purposes of these Regulations,

o
(a) a person controls a corporation if securities of the corporation to which are attached more than 50 per cent of the votes that may be cast to elect the directors of the corporation are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the corporation;

o
(b) a person controls an unincorporated entity, other than a limited partnership, if more than 50 per cent of the ownership interests into which the unincorporated entity is divided are beneficially owned by the person and the person is able to direct the business and affairs of the unincorporated entity;

o	(c) the general partner of a limited partnership controls the limited partnership; and

o	(d) a trustee of a trust controls the trust.

•	(2) For the purposes of these Regulations, a person who controls an entity is deemed to control any other entity that is controlled by the entity.

•	SOR/2000-243, s. 1

3 For the purposes of these Regulations, the making, holding or acquiring of an investment indirectly by the Board, or the holding, acquiring or owning of property indirectly by the Board, includes the making, holding, acquiring or owning of an investment or property, as the case may be, by

•	(a) an investment corporation, a real estate corporation or a resource corporation the securities of which have been invested in by the Board under subsection 13(3), (4) or (5);

•
(b) an investment corporation, a real estate corporation or a resource corporation the securities of which are held by a corporation referred in paragraph (a) and to which are attached more than 30 per cent of the votes that may be cast to elect the directors of the corporation; or

•	(c) a mutual or pooled fund or a trust fund in which the assets of the Board have been invested.

•	SOR/2000-243, s. 1

•	SOR/2005-416, s. 2

4 For the purposes of these Regulations, an entity is affiliated with another entity if the entity is controlled by the other entity or if both entities are controlled by the same person.

•	SOR/2000-243, s. 1

5 For the purposes of these Regulations, a person has a substantial investment in

•	(a) an unincorporated entity if the person or an entity controlled by the person beneficially owns more than 25 per cent of the ownership interests in the unincorporated entity; and

•	(b) a corporation if

o
(i) the voting rights attached to voting shares of the corporation that are beneficially owned by the person, or by an entity controlled by the person, exceed 10 per cent of the voting rights attached to all of the outstanding voting shares of the corporation, or

o
(ii) shares of the corporation that are beneficially owned by the person, or by an entity controlled by the person, represent ownership of more than 25 per cent of the shareholders' equity of the corporation.

•	SOR/2000-243, s. 1

6 For the purposes of these Regulations, a person is associated with

•	(a) a corporation that the person controls and every affiliate of every such corporation;

•	(b) a person who controls the person;

•	(c) a partner who has a substantial investment in a partnership in which the person has a substantial investment;

•	(d) a trust or estate in which the person has a substantial investment or for which the person serves as trustee or in a capacity similar to that of a trustee;

•	(e) the spouse or common-law partner of the person; and

•	(f) a brother, sister or child or other descendant of the person, or the spouse or common-law partner of any of them.

•	SOR/2000-243, s. 1

7 For the purposes of subparagraphs 6(2)(g)(ii) and 10(1)(a)(ii) of the Act, the prescribed kind of superannuation or pension benefit is one that is

•	(a) granted under the Judges Act;

•	(b) payable under the Governor General's Act or the Lieutenant Governors Superannuation Act; or

•
(c) payable out of the Consolidated Revenue Fund, or out of a superannuation or pension fund or plan pursuant to which contributions have been paid out of the Consolidated Revenue Fund in respect of employees engaged locally outside of Canada, and that is

o	(i) related in amount to the period of service that may be counted by the person to whom the superannuation or pension benefit is payable, and

o	(ii) payable in instalments during the lifetime of the recipient and after his or her lifetime if the plan under which the superannuation or pension benefit is payable so provides.

•	SOR/2000-243, s. 1

PART 1Investments
General

8 In selecting investments, the Board shall evaluate them having regard to the overall rate of return and risk of loss of the entire portfolio of investments held by the Board.

•	SOR/2000-243, s. 1

Statement of Investment Policies, Standards and Procedures

•	9 (1) A written statement of the investment policies, standards and procedures in respect of the Board's portfolio of investments, established under section 32 of the Act, shall include

o	(a) categories of investments;

o	(b) the use of options, futures and other derivatives;

o	(c) diversification of the investment portfolio;

o	(d) asset mix and rate of return expectations;

o	(e) policies for the management of credit, market and other financial risks;

o	(f) liquidity of investments;

o	(g) the lending of cash or securities;

o	(h) the retention or delegation of voting rights acquired through investments;

o	(i) [Repealed, SOR/2001-463, s. 2]

o	(j) the method of, and basis for, the valuation of investments that are not regularly traded at a public exchange; and

o	(k) related party transactions permitted under section 17 and the criteria used to establish whether the value of a transaction is nominal.

•
(2) The statement referred to in subsection (1) shall include a description of all factors that may affect the funding of the pension plans established under the Acts referred to in paragraph 4(1)(a) of the Act and the ability of the pension plans to meet their financial obligations and the relationship of those factors to those policies, standards and procedures.

•	(3) The board of directors shall review and confirm or amend the statement at least once each financial year.

•	SOR/2000-243, s. 1

•	SOR/2001-463, s. 2

10 [Repealed, SOR/2001-463, s. 3]

Quantitative Limits

•	11 (1) The Board shall not directly or indirectly invest more than 10 per cent of the total book value of the Board's assets in the securities of

o	(a) any one person;

o	(b) two or more associated persons; or

o	(c) two or more affiliated corporations.

•	(2) Subsection (1) does not apply in respect of investments in

o	(a) a subsidiary of the Board;

o	(b) securities issued or fully guaranteed by the Government of Canada, the government of a province, or an agency of either of them;

o	(c) a fund composed of mortgage-backed securities that are fully guaranteed by the Government of Canada, the government of a province, or an agency of either of them;

o	(d) a fund that substantially replicates the composition of a widely recognized index of a broad class of securities traded on a public exchange; or

o	(e) a segregated fund or mutual or pooled fund that complies with the requirements applicable to a plan under the Pension Benefits Standards Regulations, 1985.

•	SOR/2000-243, s. 1

12 [Repealed, SOR/2012-295, s. 2]

Previous Version

•
13 (1) The Board shall not directly or indirectly invest in the securities of a corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of the corporation.

•	(2) Subsection (1) does not apply in respect of investments in securities issued by a subsidiary of the Board.

•	(3) Subsection (1) does not apply in respect of investments in securities issued by an investment corporation if the corporation

o
(a) does not enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16;

o	(b) limits its investments to those that are authorized for the Board under these Regulations;

o
(c) does not invest, or hold an investment, in securities of any other investment corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation, unless the corporation first obtains, and provides to the Board, an undertaking by the other investment corporation

◾
(i) not to enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16,

◾	(ii) not to invest, or hold an investment, in the securities of any other investment corporation, and

◾	(iii) to limit its investments to those that are authorized for the Board under these Regulations; and

o	(d) has provided to the Board an undertaking described in subsection (6).

•	(4) Subsection (1) does not apply in respect of investments in securities issued by a real estate corporation if the corporation

o	(a) limits its activities to acquiring, holding, maintaining, improving, leasing or managing real or immovable property, that is owned by, or held on behalf of, or mortgaged or hypothecated to

◾	(i) the Board,

◾	(ii) the corporation,

◾
(iii) any other real estate corporation in which securities to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation have been invested in by, or on behalf of, the Board pursuant to this subsection, or

◾
(iv) any other real estate corporation in which securities to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation are owned by the corporation or by a real estate corporation referred to in subparagraph (iii);

o	(b) restricts its investments and loans, other than investments in real or immovable property or in the securities of other real estate corporations, to those authorized for the Board;

o
(c) does not enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16;

o
(d) does not invest, or hold an investment, in securities of any other real estate corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation, unless the corporation first obtains and deposits with the Board an undertaking by the other real estate corporation

◾
(i) not to enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16,

◾	(ii) not to invest, or hold an investment, in the securities of any other real estate corporation; and

o	(e) has provided to the Board an undertaking described in subsection (6).

•	(5) Subsection (1) does not apply in respect of investments in securities issued by a resource corporation if the corporation

o
(a) limits its activities to acquiring, holding, exploring, developing, maintaining, improving, managing, operating or disposing of Canadian resource properties that are owned by, or held on behalf of,

◾	(i) the Board,

◾	(ii) the corporation,

◾
(iii) any other resource corporation in which securities to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation have been invested in by, or on behalf of, the Board pursuant to this subsection, or

◾
(iv) any other resource corporation in which securities to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation are owned by the corporation or by a resource corporation referred to in subparagraph (iii);

o
(b) restricts its investments and loans — other than investments in Canadian resource properties, investments in property to be used in connection with Canadian resource properties owned by the corporation, loans secured by Canadian resource properties to persons resident in Canada for the exploration or development of these properties, and investments in the securities of other resource corporations — to those authorized for the Board;

o	(c) does not borrow money other than for the purpose of earning income from Canadian resource properties;

o
(d) does not enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16;

o
(e) does not invest, or hold an investment, in securities of any other resource corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation, unless the corporation first obtains, and provides to the Board, an undertaking by the other resource corporation

◾
(i) not to enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16,

◾	(ii) not to invest, or hold an investment, in the securities of any other resource corporation; and

o	(f) has provided to the Board an undertaking described in subsection (6).

•
(6) An undertaking made by an investment corporation, a real estate corporation or a resource corporation to the Board must provide that for as long as the Board directly or indirectly holds securities to which are attached more than 30 per cent of the votes that may be cast to elect its directors, the corporation will

o	(a) file with the Board, at such intervals or times as the Board directs,

◾	(i) copies of its annual financial statements,

◾	(ii) copies of its audited financial statements in respect of the immediately preceding 5 fiscal years, or for each year since the corporation was incorporated, if less than 5 years,

◾	(iii) a list clearly identifying the assets of the corporation and the market value of each asset,

◾	(iv) a list of the names of its officers, directors and shareholders, and

◾	(v) a certificate stating that the corporation is complying with its undertaking; and

o	(b) permit the Board or a person authorized by the Board to visit its head office and to examine its books and records.

•	SOR/2000-243, s. 1

•	SOR/2005-416, s. 4

•
13.1 (1) If the Board directly or indirectly invests in the securities of a real estate corporation or resource corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of the corporation, the Board shall keep, in respect of each fund that holds common shares of the corporation, a record of the investment that shows the value of the common shares that is obtained by multiplying

o	(a) an amount equal to the assets of the corporation less the sum of its liabilities and its preferred capital stock by

o	(b) the number of common shares of the corporation held by the fund, divided by the total number of the issued and outstanding common shares of the corporation.

•	(2) The Board shall keep the record with the record of investments referred in paragraph 35(1)(c) of the Act.

•	SOR/2005-416, s. 5

14 [Repealed, SOR/2007-304, s. 1]

Previous Version

Related Party Transactions

15 For the purposes of sections 16 and 17

•
(a) if a transaction is entered into by, or on behalf of, the Board with a person who the Board, or any person acting on the Board's behalf, knows will become a related party to the Board, the person shall be considered to be a related party of the Board in respect of the transaction; and

•	(b) the fulfilment of an obligation under the terms of any transaction, including the payment of interest on a loan or deposit, is part of the transaction and not a separate transaction.

•	SOR/2000-243, s. 1

16 Subject to sections 17 and 18, the Board shall not directly or indirectly enter into a transaction with a related party or with a person who has ceased to be a related party within the 12-month period preceding the transaction.

•	SOR/2000-243, s. 1

•	17 (1) The Board may enter into a transaction with a related party if

o	(a) the transaction is required for the operation or administration of the Board; and

o	(b) the terms and conditions of the transaction are not less favourable to the Board than market terms and conditions.

•	(2) The Board may invest the moneys of the Board in the securities of a related party if those securities are acquired at a public exchange.

•	(3) The Board may enter into a transaction with a related party if the value of the transaction is nominal.

•	(4) For the purposes of subsection (3), in assessing whether the value of a transaction is nominal, two or more transactions with the same related party shall be considered as a single transaction.

•	SOR/2000-243, s. 1

Miscellaneous

18 Sections 11 to 16 do not apply in respect of

•
(a) investments in a corporation that are held as a result of an arrangement, within the meaning of subsection 192(1) of the Canada Business Corporations Act, for the reorganization or liquidation of the corporation or for the amalgamation of the corporation with another corporation, if the investments are to be exchanged for shares or debt obligations; or

•	(b) assets that are acquired through the realization of a security interest held by the Board and that are held for a period not exceeding two years after the day on which the assets were acquired.

•	SOR/2000-243, s. 1

•	SOR/2001-463, s. 4

•	19 (1) The moneys of the Board are to be invested

o	(a) in a name that clearly indicates that the investment is held in trust for the Board and, where the investment is capable of being registered, registered in that name;

o
(b) in the name of a financial institution, or a nominee of one, in accordance with a custodial agreement or trust agreement, entered into with the financial institution, that clearly indicates that the investment is held for the Board; or

o
(c) in the name of The Canadian Depository for Securities Limited, or a nominee of it, in accordance with a custodial agreement or trust agreement, entered into with a financial institution, that clearly indicates that the investment is held for the Board.

•	(2) For the purposes of subsection (1), "custodial agreement" means an agreement providing that

o	(a) an investment made or held on behalf of the Board pursuant to the agreement

◾	(i) constitutes part of the Board's assets, and

◾	(ii) shall not at any time constitute an asset of the custodian or nominee; and

o	(b) records shall be maintained by the custodian that are sufficient to allow the ownership of any investment to be traced to the Board at any time.

•	SOR/2000-243, s. 1

20 The Board shall maintain a current record that clearly identifies every investment held by the Board in its name and every investment held in the name of a third party on behalf of the Board, the name in which the investment is made and, where appropriate, the name in which the investment is registered.

•	SOR/2000-243, s. 1

PART 2Annual Report

21 The definitions in this section apply in this Part.

compensation includes annual salary, bonuses, non-cash remuneration, termination arrangements, and deferred compensation, including pension benefits funded by the Board, for service rendered by an individual in all capacities to the Board and its subsidiaries. (rémunération)

executive officers means the five most highly compensated officers of the Board or its subsidiaries. (principaux dirigeants)

•	SOR/2000-243, s. 1

•	22 (1) The annual report must include a statement of the corporate governance practices of the board of directors that sets out

o	(a) its duties, objectives and mandate;

o	(b) its committees, their composition, mandates and activities;

o	(c) the decisions requiring its prior approval;

o	(d) the procedures in place for the assessment of its performance; and

o	(e) its expectations in respect of the Board's management.

•	(2) The Board shall include, in its annual report, information disclosing the total compensation awarded to, earned by, or paid to the directors and executive officers during the financial year.

•	(3) The annual report must include a summary of the procedures established under paragraph 7(2)(d) of the Act.

•	SOR/2000-243, s. 1

Date modified:

2020-12-15

EXHIBIT D

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

— PSP Investments

As approved by the Board of Directors
on February 11, 2021 and effective April 1, 2021

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

Table of contents

1	Scope	3
	1.1Purpose	3
	1.2Overview of the Plans	3
2	Investment Objectives	4
3	Annual Review	4
4	Plan Account Governance and Investment Process	4
	4.1 Responsibility and Accountability for the Investment Process	4
	4.2 Investment Decision Making Processes	4
	4.3 Performance Measurement	5
	4.4 Review of Investment Performance	5
5	Allocation of Assets under Policy Portfolio (Strategic Asset Mix)	6
	5.1 Risk and Return Expectations	7
	5.2 Active Management	7
6	Categories of Investments and Loans	7
	6.1 Liquid Short-Term Investments	7
	6.2 Fixed Income Instruments and Real Return Bonds	7
	6.3 Public Market Equities	8
	6.4 Private Equity	8
	6.5 Real Estate	8
	6.6I nfrastructure	8
	6.7 Natural Resources	8
	6.8 Complementary Investments	8
	6.9 Derivatives	8
7	Risk Management and Diversification	9
8	Liquidity of Investments	9
9	Short Selling of Securities	9
10	Pledging of Assets and Permitted Borrowing and Leverage	10
11	Custodians and Securities Lending or Borrowing	10
12	Responsible Investment	11
13	Valuation of Investments	11
14	Related Party Transactions	12
15	Soft Dollar Practices	13
16	Compliance	13

APPENDIX “A” ACTIVE MANAGEMENT POLICY	14
1 Objective	14
2 Process	14
3 Target Return and Approved Risk	14
4 Diversification	14
APPENDIX “B” GLOSSARY OF TERMS	15
APPENDIX “C” Reference Portfolio	17

— 1

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

1	Scope

1.1	Purpose

The Public Sector Pension Investment Board (“PSP Investments”) is a Crown corporation created under the Public Sector Pension Investment Board Act, S.C. 1999, c. 34, as amended (the “Act”) to manage and invest amounts that are transferred to it by the Government of Canada pursuant to the Superannuation Acts (as defined below) for the accounts of the “funds” (as defined in the Act) of the pension plans established under: (i) the Public Service Superannuation Act, (ii) the Canadian Forces Superannuation Act (“CFSA”), (iii) the Royal Canadian Mounted Police Superannuation Act (collectively, the “Superannuation Acts”) and (iv) the regulations under section 59.1 of the CFSA (the “CFSA Regulations”). The pension plans established under the Superannuation Acts and the CFSA Regulations are herein collectively referred to as the “Plans”. The “funds” for which amounts are currently transferred to PSP Investments (herein referred to individually as a “Fund” and collectively as the “Funds”) were established for the pension obligations under the Plans for service on or after April 1, 2000 and in the case of the Plan established under the CFSA Regulations for service on or after March 1, 2007 (all of such pension obligations under the Plans being collectively referred to herein as the “Post-2000 Obligations”). The accounts managed by PSP Investments for the Funds are herein referred to individually as a “Plan Account” and collectively as the “Plan Accounts”.

The Act and the Public Sector Pension Investment Board Regulations, SOR/2000-77, as amended (the “Regulations”) require PSP Investments to establish for each Plan Account a statement of investment policies, standards and procedures that a person of ordinary prudence would exercise in dealing with the property of others, and this statement (the “Statement”) has been prepared by PSP Investments for that purpose. The same Statement applies to each of the Plan Accounts as they currently share a long-term investment horizon resulting from the similar characteristics of the Post-2000 Obligations of each Plan and the consequential positive net inflow to each Plan Account that is expected over the long-term and which is further described below.

In accordance with the Act, the Statement is approved by the Board of Directors of PSP Investments (“Board of Directors”), and must be complied with by PSP Investments, its employees, its subsidiaries and external investment managers who invest the assets of PSP Investments. The Statement is also relevant to the actuary for the Plans, the Chief Actuary of the Office of the Superintendent of Financial Institutions Canada (“Chief Actuary”).

1.2	Overview of the Plans

The Plans are all contributory defined benefit plans. The Government of Canada is liable for all pension obligations under them. The Plans have similar natures, provisions and demographics. The net inflows (contributions net of benefit payments) transferred to the Plan Accounts for the Post-2000 Obligations are expected to remain positive over the long-term.

Each month PSP Investments receives monies from the Government of Canada for the Plan Accounts, which are the net amounts available for investment on behalf of each Fund, being the member and employer contributions less: (i) amounts used to pay applicable benefits under the Fund’s Plan and (ii) administration costs relating to such Plan.

Factors which may affect the funding of the Plans in respect of the Post-2000 Obligations and the Plans’ ability to meet such obligations include: (i) rate of inflation; (ii) rate of increase of members’ pensionable earnings; (iii) rate of return on assets invested by PSP Investments; (iv) investment risk (market risk, credit and counterparty risk, concentration risk, liquidity and financing risk and leverage risk); (v) demographic factors such as mortality rates, rates of employee terminations and age for retirements; (vi) actuarial funding cost method and value of assets used by the Chief Actuary and (vii) level of funding requirements for employee and employer contributions.

Pursuant to the Superannuation Acts, the Government of Canada, which administers the Plans and their respective Funds, may at any time call upon the net assets of PSP Investments allocated to each Fund’s Plan Account for amounts required for the payment of Post-2000 Obligations of the relevant Plan or for the reduction of any non-permitted surplus in the Fund of such Plan.
— 2

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

2	Investment Objectives

PSP Investments’ statutory mandate, as set out in section 4 of the Act, is to manage the amounts transferred to it in the best interests of contributors and beneficiaries under the Superannuation Acts and to invest its assets with a view to achieving a maximum rate of return, without undue risk of loss, having regard to (i) the funding, policies and requirements of the Plans and (ii) the ability of the Plans to meet their financial obligations.

The Government of Canada (“Government”) has adopted a funding policy, reviewed annually, that articulates its risk tolerance, expressed in terms of pension funding risks (e.g. risk of being underfunded, risk of increased costs to the Government, etc.). Its communication is developed around the pension funding risk of a Reference Portfolio, provided to PSP Investments by the Treasury Board of Canada Secretariat each year. Accordingly, the Board of Directors has established a strategic asset mix, the Policy Portfolio (as defined below), reviewed annually, which is built to deliver an expected rate of return that is higher than the Reference Portfolio’s, without increasing pension funding risk above the Government’s risk tolerance. This ensures alignment with the Government’s funding objectives for the Post-2000 Obligations.

More information on the Reference Portfolio is presented in Appendix “C”.

All investments must be made in accordance with the Act and the Regulations.

3	Annual Review

The Board of Directors reviews the Statement at least once every fiscal year.

4	Plan Account Governance and Investment Process

In fulfilling its duties, the Board of Directors may, subject to the Act, delegate responsibilities for the investment of the assets in the Plan Accounts to the President and Chief Executive Officer of PSP Investments (“Chief Executive Officer”) and provide the authority to sub-delegate in certain instances, under the Terms of Reference for the Board of Directors or any Delegation of Investment Authorities approved by the Board of Directors.

4.1	Responsibility and Accountability for the Investment Process

The overall investment responsibilities are shared among the Board of Directors, the Investment and Risk Committee of the Board of Directors (“Investment and Risk Committee”) and the Chief Executive Officer in accordance with the Terms of Reference for the Board of Directors and the Investment and Risk Committee. Procedures segregating the duties of participants in the investment process are in place.

4.2	Investment Decision Making Processes

The Investment and Risk Committee approves investment proposals based upon the recommendations of PSP Investments’ management (“Management”). When a delegation of authority from the Board of Directors exists, officers of PSP Investments and investment managers (both internal and external) must undertake individual investment decisions within the scope of their respective mandates. The Chief Executive Officer manages and directs the day-to- day affairs of PSP Investments.
— 3

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

4.3	Performance Measurement

The primary purpose of performance measurement is to calculate: (a) the rate of return of each of PSP Investments’ asset categories/classes, and (b) the overall rate of return of the Policy Portfolio and of the Plan Accounts as a whole. The value added by Active Management is measured by comparing the actual return of the Plan Accounts as a whole, against the overall return of the Policy Portfolio. The impact of Policy Portfolio decisions should be measured by comparing the overall return of the Policy Portfolio against the overall return of the Reference Portfolio and risk related measures, as further outlined in the Risk Appetite Statement (“RAS”) referred to in section 7 below.

For performance measurement purposes, the Policy Portfolio asset class weightings are equal to their actual portfolio weightings in the Plan Accounts, excluding deviations resulting from Active Management.

The performance of the Policy Portfolio, the individual asset classes and the investment managers is measured using relevant benchmarks, which may be comprised of market indices, economic indicators, peer group data or be based on cost of capital concepts.

The performance of the Plan Accounts as a whole, the Policy Portfolio, Active Management, individual asset categories/classes and investment managers is reviewed over periods that are long enough to provide a fair and appropriate basis for evaluation in each case.

4.4	Review of Investment Performance

Management reviews the performance of the Plan Accounts on an ongoing basis and presents the results to the Investment and Risk Committee in accordance with the Investment and Risk Committee’s Terms of Reference.
— 4

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

5	Allocation of Assets under Policy Portfolio (Strategic Asset Mix)

The Board of Directors has adopted as the policy portfolio (“Policy Portfolio”) for the Plan Accounts the strategic asset mix summarised in the table below, with the target weightings indicated. The Policy Portfolio is a market exposure to the approved asset classes, in the approved long-term target weightings. This market exposure is expected to be achieved using both internal and external managers, by investing in both physical and synthetic assets, and by employing both active and passive investment management strategies.

Table 1

Asset Class	Long-Term Target Weight (%)
Equity	39
• Public Market Equities	• 27
• Private Equity	• 12
Government Fixed Income	21
Credit	9
Real Assets	31
• Real Estate	• 14
• Infrastructure	• 12
• Natural Resources	• 5

Implementation of the long-term target weights of the Policy Portfolio will be effected in a prudent and orderly manner, subject to market conditions and investment opportunities, and at a reasonable cost, recognising that overly precise control of the Policy Portfolio targets can result in transaction costs that are not economically justified. PSP Investments recognises that some investment opportunities may be beneficial to the Plan Accounts without falling within those asset classes listed in Table 1. Such Complementary Investments shall have no target weight but shall not surpass 3% of the Plan Accounts’ value. Management may rebalance the assets in the Plan Accounts in accordance with the Portfolio Rebalancing Policy approved by the Board of Directors. The purpose of the Portfolio Rebalancing Policy is to seek to ensure that over time, deviations from the long-term target weights of the Policy Portfolio do not materially impact the long-term objectives of PSP Investments.

The Policy Portfolio represents a broad-based diversified portfolio of public and private assets including non-Canadian dollar denominated assets. The potential impact of currency fluctuations on returns is managed in accordance with PSP Investments’ Currency Management Policy.
— 5

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

5.1	Risk and Return Expectations

Based on its expectations of market conditions and its asset-liability studies, PSP Investments developed the Policy Portfolio with a view to achieving a return at least equal to that of the Reference Portfolio, while respecting the Government’s risk tolerance. Taking on investment risk is required to achieve this rate of return, which may result in returns significantly above or below this objective, particularly over short time horizons. This investment risk and its impact on the funding of the Plans for the Post-2000 Obligations are addressed in the RAS.

5.2	Active Management

In addition to the returns expected from the Policy Portfolio, PSP Investments employs Active Management strategies designed to increase returns (net of all costs) and to assist in overperforming the Reference Portfolio, within Active Risk limits. These activities are further described in the Active Management Policy approved by the Board of Directors and set out in Appendix “A”.

6	Categories of Investments and Loans

In implementing the Policy Portfolio and Active Management strategies, PSP Investments may make the types of investments described below. Defined terms for these are found in the Glossary of Terms set out in Appendix “B”. Such investments may be made directly (e.g. by holding the relevant equity security, bond or other asset) or indirectly (e.g. through exchange traded funds, pooled funds, trusts, limited partnerships, futures contracts or other derivatives, asset- backed securities, mutual funds, segregated funds or other investment vehicles). Use of any new investment product or financial instrument (“Financial Products”) or investment activity by PSP Investments or its subsidiaries may only occur upon review by PSP Investments’ relevant management committee (“MC”). Management submits the list of all approved Financial Products to the Investment and Risk Committee on an annual basis. To the extent that any Financial Products are added or removed from such list, Management reports any such changes to the Investment and Risk Committee at its next scheduled meeting.

6.1	Liquid Short-Term Investments

PSP Investments may invest in Liquid Short-Term Investments. PSP Investments’ Risk Management department uses appropriate measures and controls to monitor the liquidity and credit risk of Liquid Short-Term Investments in accordance with PSP Investments’ Investment Risk Management Policy and related procedures. The “Government Fixed Income” component of the Policy Portfolio includes Liquid Short-Term Investments.

6.2	Fixed Income Instruments and Real Return Bonds

PSP Investments may invest in Fixed Income Instruments and Real Return Bonds. Except as set out below, these must be rated by a recognised rating agency as prescribed by the Investment Risk Management Policy and related procedures. The “Government Fixed Income” and “Credit” components of the Policy Portfolio are respectively comprised of various Fixed Income Instruments and/or Real Return Bonds. Certain private debt or loan instruments comprising the Credit component of the Policy Portfolio are not rated as aforementioned, but are otherwise dealt with in accordance with the Investment Risk Management Policy and related procedures.
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

6.3	Public Market Equities

PSP Investments may invest in Public Market Equities using passive or active strategies. The “Public Market Equity” component of the Policy Portfolio is comprised of Public Market Equities.

6.4	Private Equity

PSP Investments may invest in Private Equity Investments, this type of investment comprising the “Private Equity” component of the Policy Portfolio.

6.5	Real Estate

PSP Investments may invest in Real Estate Investments, this type of investment comprising the “Real Estate” component of the Policy Portfolio.

6.6	Infrastructure

PSP Investments may invest in Infrastructure Investments, this type of investment comprising the “Infrastructure” component of the Policy Portfolio.

6.7	Natural Resources

PSP Investments may invest in Natural Resources Investments, this type of investment comprising the “Natural Resources” component of the Policy Portfolio.

6.8	Complementary Investments

PSP Investments may invest in Complementary Investments recognising that some investment opportunities may be beneficial to the Plan Accounts without falling within the asset classes of the Policy Portfolio.

6.9	Derivatives

PSP Investments may use derivatives to achieve its investment and financial objectives, including without limitation, strategies to mitigate risk, reduce costs, increase expected returns, increase cash liquidity or diversify financing and investing alternatives available to it. Subject to its Investment Risk Management Policy and related procedures and its list of approved Financial Products, PSP Investments may invest in derivatives including the following: swaps, forwards, futures, options and other structured products for the purpose of managing its exposure to interest rates, credit spreads, currencies, securities and financial markets or otherwise to achieve its investment and financial objectives. Where the use of derivatives is authorised in specific investment management mandates, the mandate must also specify: (i) authorised instrument(s), (ii) portfolio limitations, and (iii) purpose of their use and other criteria.
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

7	Risk Management and Diversification

PSP Investments has adopted a Risk Appetite Statement, referred to herein as the RAS, which outlines the appetite, attitude and tolerance to risk of the Board of Directors and Management and which complements this Statement and the risk related policies and procedures of PSP Investments. The RAS addresses, among other matters, risks related to the development of the Policy Portfolio. An overview of the RAS is provided in the Risk Appetite Overview.

The Policy Portfolio, as described in Section 5, sets out a strategy to mitigate risk through a diversified investment portfolio. The Policy Portfolio is reviewed at least annually to take into account, among other matters, changes, if any, to PSP Investments’ long-term expectations of market conditions, including expected return and risk of each asset class, and other factors affecting the funding of the Post-2000 Obligations.

For the Plan Accounts, investment risk is managed in accordance with the investment restrictions prescribed by the Act and Regulations, as well as in accordance with PSP Investments’ Investment Risk Management Policy and related procedures. The Investment Risk Management Policy, which covers investment risk matters for all investments in the Plan Accounts, is administered by PSP Investments’ Risk Management department and states that PSP Investments will use quantitative and qualitative risk measures to assess investment risk.

8	Liquidity of Investments

PSP Investments’ Treasury department manages PSP Investments’ Liquid Short-Term Investments to ensure timely and cost efficient funding to enable PSP Investments and the Plans to meet all of their relevant financial obligations as they become due and payable and to reduce the risk of liquidating assets unexpectedly and potentially at unfavourable prices. All investments undertaken by the Treasury department are selected with due consideration given to their effect on liquidity risk within the context of the Plan Accounts as well as the income to be derived. Such investments are made in accordance with (i) Treasury department procedures, and (ii) the Investment Risk Management Policy and related procedures. The Treasury department also manages issuances of debt securities by PSP Investments’ financing subsidiary, which are used in part to increase liquidity.

Given the unique characteristics of the Plans’ Post-2000 Obligations and the long-term investment horizon of the Plan Accounts, liquidity requirements for the purpose of pension benefit payments are expected to be minimal up to 2030. The liquidity of specific asset classes is considered in the development of the Policy Portfolio.

9	Short Selling of Securities

PSP Investments may Short Sell any publicly traded securities (by way of borrowing securities or otherwise) to enhance expected returns or protect capital, provided, however, that Short Selling will only be done after full consideration of the related risks.

PSP Investments will provide the amount and type of collateral consistent with market requirements. Collateral is required to be held by the prime broker or lender in a manner designed to safeguard it, to the extent possible, from the interests of other creditors of the prime broker or lender. Publicly traded securities that are the object of Short Sales and any related collateral is marked-to-market daily so that exposures may be monitored.
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

10	Pledging of Assets and Permitted Borrowing and Leverage

a
PSP Investments or its subsidiaries (including, but not limited to trusts, partnerships, corporations and other special purpose vehicles) may borrow money as permitted under the Act (“Permitted Borrowings”) to satisfy cash flow needs, to avoid the untimely sale of assets or as described below.

b
Subject to the limitations described in their respective By-laws, PSP Investments or its subsidiaries may also guarantee the obligations of, or the performance of obligations by, entities in which PSP Investments or its subsidiaries have a direct or indirect equity interest, provided, however, that the liability under any such guarantee does not exceed a percentage of the obligations guaranteed which is equal to the direct or indirect percentage equity interest in the guaranteed entity. PSP Investments may pledge, charge or otherwise grant a security in assets or post margin as required to complete derivative transactions, to secure a Permitted Borrowing or guarantee, or to complete a Short Sale, in accordance with applicable law. When engaging in permitted pledging, guarantees, or borrowing, PSP Investments gives consideration to the related risks.

c
PSP Investments believes that the prudent use of debt or leverage may enhance investment returns contributing to achieving PSP Investments’ mandate within its risk appetite. The use of leverage in an investment context involves the use of borrowed assets to make additional purchases to increase the rate of return from investment activities. Leverage can also be achieved by Short Selling and through the use of derivatives such as options, swaps and futures and other structured products. PSP Investments is authorised to utilise leverage to execute investment strategies provided that (i) due consideration is given to the related risks, (ii) appropriate risk control measures are established, and

(iii) leverage activities are conducted in accordance with the Leverage Policy, the Investment Risk Management Policy, and related procedures and limits adopted by PSP Investments.

11	Custodians and Securities Lending or Borrowing

Custodians appointed by PSP Investments are approved by the Board of Directors pursuant to the Terms of Reference for the Board of Directors. PSP Investments’ publicly traded securities may be lent out under a securities lending agreement. Currently, securities lending is conducted internally, directly, or through PSP Investments’ custodians or their affiliates. Where PSP Investments assumes counterparty risk, any securities lending agreement must require collateral in a manner consistent with industry standards. Collateral will be marked-to-market on a daily basis, and any shortfall in the amount of collateral will be rectified immediately. Where PSP Investments invests in investment funds or insurance contracts, it will conduct due diligence on the securities lending practices of such investment vehicles and ensure that the practices are sound, and sufficient risk management procedures are established. PSP Investments’ Risk Management department will establish a minimum rating for borrowers of securities and a procedure to review the creditworthiness of all borrowers when PSP Investments lends directly its securities to such borrowers.

Securities borrowing transactions are generally used in conjunction with Short Sales, securities fails (securities sold but not made available for delivery on the settlement date), and option and arbitrage positions. PSP Investments is also permitted to engage in securities borrowing for hedging purposes incidental to the activities of buying, selling, holding or exchanging publicly traded securities as PSP Investments deems necessary or appropriate.
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

12	Responsible Investment

PSP Investments’ responsible investment practices are conducted in accordance with its Responsible Investment Policy with the intent of fulfilling the investment objectives and policies of this Statement for the long-term benefit of the Plan Accounts and consistent with the objects of PSP Investments, as set out in section 4 of the Act. At the center of our responsible investment approach is the investment belief that identifying, monitoring and capitalising on environmental, social and governance (“ESG”) factors is material to long-term investment performance. As a long-term investor, we believe that managing ESG factors contributes to a better total fund long-term performance, by helping in finding new opportunities, steering our capital toward more attractive areas and mitigating key risks. PSP Investments seeks to integrate analysis of ESG risks and opportunities, including climate change, in its investment due diligence and asset management processes across all asset classes. The ESG factors considered and their materiality will vary by company, industry and geography. Additionally, PSP Investments’ integration process may vary according to the asset class and type of investment.

PSP Investments has an important allocation to public markets and uses its ownership positions in public equities to promote good governance practices by exercising its proxy voting rights. PSP Investments’ Proxy Voting Principles address issues of corporate governance and responsible investment, on which PSP Investments may vote from time to time, as well as the principles on which it rely when voting. In limited instances, where it is not practical for PSP Investments to retain responsibility for proxy voting, PSP Investments may delegate voting rights to an external investment manager who must vote according to PSP Investments’ then current proxy voting principles.

PSP Investments also regularly engages with portfolio companies and partners across all asset classes and works with a number of organisations to support initiatives that enhance the quality of ESG practices and disclosure. For private market investments, PSP Investments leverages its direct access to portfolio companies, while public companies are selected for engagement based on a process that takes into account such factors as ability to create shareholder value, prospects for success and relevance of the ESG issues.

13	Valuation of Investments

PSP Investments measures its investment assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

At initial recognition of an investment (e.g. upon acquisition), PSP Investments evaluates the facts and circumstances related to a transaction to confirm that the transaction price represents the fair value of an asset or a liability. At each subsequent measurement date, market prices are used to determine fair value where an active market exists (such as a recognised securities exchange), as they reflect actual and regularly occurring market transactions on an arm’s length basis. If quoted market prices are not available, then fair value is estimated using valuation techniques based on inputs existing at the measurement date that are derived from observable market data. In certain cases, valuation techniques include assumptions that may or may not be supported by market observable data. Valuation techniques used are based on widely recognised practices that are consistent with professional appraisal standards.

The valuation process is monitored and governed by an internal valuation committee. This committee is responsible for reviewing the fair values of all investments and recommending their approval to the Chief Financial Officer.

Direct investments in equity of Public Issuers and listed derivative instruments are measured at fair value using quoted market prices. In the case of investments in pooled funds and other investment funds, fair value is measured by using unit values obtained from each of the funds’ administrators. Such unit values are derived from the fair value measurement of the underlying investments in each pooled or investment fund.

Over-the-counter derivatives are valued using appropriate valuation techniques that include discounted cash flows incorporating inputs such as current market yields, default correlation data and recovery rate, or using prices obtained from central counterparties in the case of cleared derivatives.

The fair value of Liquid Short-Term Investments, Fixed Income Instruments and Real Return Bonds is determined using prices obtained from third-party pricing sources determined using either an appropriate interest rate curve with a spread
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board associated with the credit quality of the issuer or other generally accepted pricing methodologies. Certificates of deposit and bankers’ acceptances are measured at cost plus accrued interest, which approximates their fair value given their short-term nature.

For Private Equity Investments, Real Estate Investments, Infrastructure Investments, Natural Resources Investments and any other private entities (excluding investments in Public Issuers), PSP Investments uses acceptable industry valuation methods. For each investment, the objective is to apply the relevant methodology consistently over time. Furthermore, valuations are performed annually with at least semi-annual updates, subject to materiality. For direct investments PSP Investments may use the services of third-party valuators to determine the fair value. In validating the work performed by valuators, PSP Investments ensures that the valuator is independent, the valuation methods used are appropriate and applied correctly and consistently, the assumptions used correspond to financial information and forecasts of the underlying operating company and the valuation considers market participants’ assumptions.

For direct Private Equity Investments, Infrastructure Investments, Natural Resources Investments and any other private entities (excluding investments in Public Issuers), valuation methods used include discounted cash flows, prices of recent comparable transactions and multiples of publicly traded comparable companies or previous transactions. Assumptions used in such valuations include, among others, discount rates, multiples, projected cash flows and representative earnings level which may not be fully supported by observable market data.

For direct Real Estate Investments (excluding investments in Public Issuers), valuation methods used include discounted cash flows, prices of recent comparable transactions and the direct capitalisation approach. Assumptions used in such valuations include discount rates, capitalisation rates, projected cash flows and/or net operating income, which may not be fully supported by observable market data. The fair value of real estate debt is determined using either a discounted cash flow method or collateral-based valuation technique.

For direct private debt investments, valuation methods used include discounted cash flows, market prices involving comparable (similar) debt investments and the recoverable value of the collateral (if impairment exists). Assumptions used in such valuations include, among others, projected cash flows which may not be fully supported by observable market data.

In the case of Private Equity Investments, Fixed Income Instruments and Real Return Bonds investments, Real Estate Investments, Infrastructure Investments and Natural Resources Investments made through investment funds, the fair value is generally determined based on the audited fair values reported by the fund’s general partner using acceptable industry valuation methods.

In the case of co-investments by Private Equity Investments, Infrastructure Investments and Natural Resources Investments, where access to information is more restricted, the fair value is generally determined based on the audited fair values reported by the fund’s general partner using acceptable industry valuation methods.

14	Related Party Transactions

PSP Investments may enter into a transaction with a related party (as defined under section 1 of the Regulations) only if the transaction:

a
is required for the operation or administration of PSP Investments and is made on market terms and conditions; for the purpose of this paragraph, “market terms and conditions”, in respect of a transaction, means terms and conditions, including those relating to price, rent or interest rate, that would apply to a similar transaction in an open market under conditions requisite to a fair transaction between parties who are at arm’s length and acting prudently, knowledgeably and willingly;

b	relates to securities of a related party acquired on a public exchange; or

c	is of a nominal value; in assessing whether the value of a transaction is nominal, (i) two or more transactions with the same related party are considered a single transaction and (ii) a value of CA

$250,000.00 and below is considered to be nominal.
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

15	Soft Dollar Practices

PSP Investments’ approach to securities transactions is to pay the minimum commission necessary to achieve favorable order execution, considering all explicit and implicit trading costs. PSP Investments recognises that the research provided by brokers can be of value to internal and external investment managers. As a result, PSP Investments allows its internal and external investment managers to utilise soft dollar practices as long as each investment manager seeks to obtain “best execution” on its securities transactions and complies with guidance provided by the CFA Institute Soft Dollar Standards (or other principles approved by PSP Investments) in all material respects and applicable securities regulatory requirements.

16	Compliance

Several departments at PSP Investments, including Legal Affairs, Internal Audit and Compliance and Risk Management, monitor PSP Investments’ activities to ensure compliance with this Statement. Any breaches of this Statement must be promptly reported to the relevant MC and by Management to the Governance Committee of the Board of Directors, along with an appropriate plan for resolution of the breach.
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

APPENDIX “A”
ACTIVE MANAGEMENT POLICY

1	Objective

The Active Management Policy’s objective is to generate the targeted amount of value added (returns in excess of those from the Policy Portfolio) using no more than the level of Total and Active Risk approved by the Board of Directors. Active Management programs are undertaken by both internal and external managers, investing in asset classes from the Policy Portfolio or asset classes or assets unrelated to the Policy Portfolio (only as approved by the Board of Directors), and in either physical or synthetic assets.

One Active Management strategy that Management may employ is short-term deviations from the Policy Portfolio’s long-term target weights for asset classes (within the Policy Portfolio asset class ranges of the Portfolio Rebalancing Policy) based on Management’s assessment of relative valuations of each asset class, supplementing rebalancing policies in place.

2	Process

PSP Investments seeks to minimise over time the correlation of returns between the Active Portfolio and the Policy Portfolio. The Active Portfolio is composed of a number of diversified investments each expected to generate superior returns within their allocated risk parameters.

3	Target Return and Approved Risk

The annual Active Management value added objective is set by the Board of Directors over the return of the Reference Portfolio, net of all expenses of PSP Investments. The maximum approved level of Total and Active Risk is set by the Board of Directors. Management reports the Total and Active Risk exposures to the Investment and Risk Committee in accordance with the RAS.

4	Diversification

PSP Investments diversifies its Total and Active Risk by, among other matters:

a	asset classes (e.g. equity securities, debt securities, real estate, etc.);

b	geographies;

c	currencies; and

d	styles (e.g. fundamental, trending, quantitative).

The result will be pools of investment activities, which are the Active Management programs. These programs combined with passive portfolios make up the Total Fund.
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

APPENDIX “B” GLOSSARY OF TERMS

Active Management - An investing strategy that seeks to outperform the Policy Portfolio benchmarks by creating a portfolio that deviates from the Policy Portfolio benchmarks. In equities, this is usually accomplished by overweighting and underweighting specific sectors or securities relative to the Policy Portfolio.

Active Portfolio - The aggregate of all deviations from the Policy Portfolio as part of PSP Investments’ Active Management.

Active Risk - All investment risk arising from Active Management, including the volatility of the returns of the Active Portfolio.

Fixed Income Instruments and Real Return Bonds - Fixed Income Instruments are debt, loan or contractual instruments that pay an amount of interest or income at a regular interval over a period of time. Real Return Bonds are debt instruments that earn inflation adjusted returns. These investments include, but are not limited to, publicly traded debt securities, subordinated debt securities, convertible debt securities, private debt securities, instruments or loans, debentures, bonds, fixed or floating rate notes, secured loans, mortgages and related rights, mortgage bonds, and Canada Mortgage and Housing Corporation insured loans, as well as equity-like instruments that are approved by the Chief Executive Officer, and equity instruments that are incidental to such investments and are approved by the Chief Executive Officer. Exposure to Fixed Income Instruments and Real Return Bonds may also be obtained through the use of derivatives or through investment funds focused on these. Fixed Income Instruments and Real Return Bonds are issued by governmental, supranational and/or private entities, and provide income as well as the return of capital at maturity and are generally less volatile than equity securities.

Infrastructure Investments – Include direct investments in companies or other entities and indirect investments such as investment funds. Direct investments are comprised of equity, equity-like or debt instruments in private companies or other entities or Public Issuers, primarily engaged in the construction, management, ownership or operation of assets in power, energy, regulated businesses, transportation, telecom, social and other infrastructure sectors. These assets typically have low obsolescence risk and high capital costs. Infrastructure Investments’ returns are generally characterised by sensitivity to inflation.

Liquid Short-Term Investments - Liquid Short-Term Investments consist of short-term investments in the following instruments, provided these securities have a term to maturity of 400 days or less: certificates of deposit, bankers’ acceptances and other evidences of deposit at financial institutions, evidences of indebtedness of companies or other entities, treasury bills, promissory notes and short-term notes with coupon resets not exceeding 400 days. Liquid Short- Term Investments also include floating rate notes with coupon resets not exceeding 400 days and a final maturity date not exceeding three years.

Natural Resources Investments – Consist primarily of direct or indirect investments in assets that relate to the production or extraction of a natural resource such as timber, agricultural products, upstream oil and gas and mineral resources. For renewable resources, investments typically consist of the land, the growing stock of forest or agricultural products and related assets, and may include investments in emerging renewable resources (i.e., wood-based biofuels, carbon credits, aquaculture, water entitlements, etc.), as well as infrastructure and other assets used to produce, harvest, store, distribute and market renewable resources. For other natural resources, investments typically consist of oil and gas or mineral rights or licenses and the infrastructure required to extract, produce and deliver such resources. For all natural resources, investments may include securities or interests in entities or investment funds focused on Natural Resources Investments.

Complementary Investments – Consist primarily of direct or indirect investments (e.g. investment funds) in assets that do not fall within an existing approved asset class of the Policy Portfolio (i.e. no single asset class fit) but are deemed beneficial for the Plan Accounts. Direct investments include equity, equity-like, debt instruments or derivatives in assets, private entities or Public Issuers as well as direct co-investments in entities in conjunction with investment funds.
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

Public Issuers - Means entities whose securities trade on a widely recognised stock exchange, including specified purpose acquisitions companies.

Public Market Equities – Include the following securities of Public Issuers, whether publicly traded or not: common shares, American depository receipts, global depository receipts, rights, participation notes, preferred shares, warrants, instalment receipts, income trust units, exchange traded funds, securities convertible into equity securities, limited partnerships interests. It also includes derivatives, such as publicly traded futures of the index of any widely recognised stock market, as well as income streams, debt, financial assets or securities of private entities, including those expected to effect initial public offerings and investment funds with an allocation to private assets and related co-investments

Private Equity Investments - Consist primarily of investments in private entities, but may also include Public Issuers that will be privatised or in circumstances arising out of this asset class’ activities and as approved by the Chief Executive Officer. The majority of Private Equity Investments are concentrated in equity positions (common or preferred). Other investments may include private or publicly traded debt of private entities (senior debt, mezzanine or other debt), and distressed debt of private entities or Public Issuers and venture capital investments. Private Equity Investments include direct investments in entities as well as indirect investments through investment funds focused on Private Equity Investments, as well as direct co-investments in entities in conjunction with such investment funds.

Real Estate Investments - Consist of investments in real estate properties and development projects and related assets. Real Estate Investments generate stable, long-term cash flow in the form of leasing income which can be increased over time using active property management, and generate income from the sale of properties. Real Estate Investments are primarily in the form of direct property ownership alone or in partnership with an operating partner of office, multi-family, retirement, seniors, industrial, retail, hotel and mixed-use real properties and can include securities of Public Issuers in real estate businesses. Real Estate Investments also include real estate debt instruments as well as indirect investments in real estate through investment funds, and club deals relating to real estate.

Short Selling (and related terms) - Refer to a technique used by investors who try to profit from the expected falling price of a publicly traded security and consists of the sale of securities not owned by the seller. If a short sale is successful, the profit is the difference between the price at which the security was sold and the cost to buy it to cover the short position, less transaction costs.
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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

APPENDIX “C”
Reference Portfolio

The Reference Portfolio is a portfolio that could be passively managed, is investable, and is composed of asset class benchmarks. It is used to determine the funding risk tolerance for the Plans. The Treasury Board of Canada Secretariat, with the help of the Asset-Liability Committee, determines the composition of the Reference Portfolio so that its pension funding risk, as determined through Asset-Liability Modelling (ALM), reflects the government’s risk tolerance for the Plans. The Reference Portfolio is communicated annually by the Treasury Board of Canada Secretariat on behalf of the President of Treasury Board to PSP through a letter.

The Reference Portfolio that was communicated in Fiscal Year 2021 is as follows:

Table 2

Asset Class	Long-Term Target Weight (%)
Equity	59
• Canadian Equities	• 10
• U.S. Equities	• 21
• International Equities	• 28
Government Fixed Income	41
• Cash	• 2
• Canadian Government Fixed Income	• 27
• World Government Bonds	• 7
• Indexed-Linked Bonds	• 5

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